Form 10-K, Exhibit 13
period 1995-12-31
RARITAN BANCORP INC
filed 1996-04-08
CIK 811434

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

     Raritan Bancorp Inc. (the "Corporation") is a bank holding company for The Raritan Savings Bank (the "Bank"). The principal business of the Corporation consists of the business of the Bank. The Bank is a New Jersey-chartered stock savings bank with offices in Raritan, Martinsville, Somerville, Warren and Whitehouse Station, New Jersey. At December 31, 1995, the Corporation had total assets of $354.8 million compared to $333.5 million at December 31, 1994, an increase of 6.4%.

     Securities available-for-sale plus investment securities, net (comprised of United States Treasury securities, obligations of U.S. government agencies, obligations of states and political subdivisions, and mortgage-backed securities issued by Federal agencies) decreased $14.7 million, or 11.6%, to $112.0 million at December 31, 1995. Net loans increased $12.0 million, or 6.6%, to $192.6 million at December 31, 1995. Because of continued loan demand for fixed-rate mortgages in the areas serviced by our offices, the Corporation continued to disburse fixed-rate mortgages during 1995. Of the $36.4 million of mortgage disbursements, $1.2 million was of a fixed-rate nature, while the balance of $35.2 million was adjustable rate or of short-term nature. Consumer and commercial lending disbursements totaled $21.5 million for 1995 and consisted primarily of loans which are tied to the prime lending rate and are of a short-term nature.

(Dollars in thousands, except per share data)
                                                                       At December 31,
                                               -----------------------------------------------------------------
                                                 1995          1994          1993          1992          1991
                                               ---------     ---------     ---------     ---------     ---------
                                                                        (In thousands)
Balance Sheet Data:
  Total assets                                 $354,810      $333,546       $307,332     $292,507      $288,889
  Total net loans                               192,590       180,594        162,701      157,504       155,864
  Securities available-for-sale,
    at fair value                                50,547        40,456             --           --            --
  Investment securities, net                     61,406        86,224        121,074      111,666       108,846
  Deposits                                      315,038       296,166        281,333      268,223       266,465
  Shareholders' equity                           26,348        23,440         22,391       20,425        19,235

Operating Data:
  Interest and fee income                      $ 23,456      $ 20,892       $ 20,049     $ 22,345      $ 20,225
  Interest expense                               13,007         9,992          9,230       11,706        12,820
                                               --------      --------       --------     --------      --------
    Net interest income                          10,449        10,900         10,819       10,639         7,405
  Provision for loan losses                         300           450          2,290          945           882
                                               --------      --------       --------     --------      --------
    Net interest income after
      provision for loan losses                  10,149        10,450          8,529        9,694         6,523
                                               --------      --------       --------     --------      --------
  Other income                                      658           702          2,658          726           398
  Operating expenses                              6,593         6,721          7,432        6,986         5,299
                                               --------      --------       --------     --------      --------
  Income before income tax expense
    and cumulative effect of
    accounting changes                            4,214         4,431          3,755        3,434         1,622
  Income tax expense                              1,542         1,577          1,352        1,482           710
  Cumulative effect of accounting
    changes                                          --            --             13           --            --
                                               --------      --------       --------     --------      --------
      Net income                               $  2,672      $  2,854       $  2,416     $  1,952      $    912
                                               --------      --------       --------     --------      --------
                                               --------      --------       --------     --------      --------

Net income per share (primary)                 $   1.63     $    1.78       $   1.53     $   1.29      $   0.60
Net income per share (fully
  diluted)                                         1.63          1.78           1.52         1.29          0.60
Cash dividends per common share                    0.52          0.46           0.38         0.32          0.27

Selected Financial Ratios:
  Return on average assets                         0.80%         0.88%          0.81%        0.67%         0.40%
  Return on average equity                        10.53         12.33          11.22         9.84          4.78
  Dividend payout ratio                           31.90         25.84          25.00        24.81         45.00
  Average equity to average assets                 7.64          7.14           7.20         6.84          8.28
  Interest rate spread (1)                         2.84          3.19           3.51         3.50          2.87
  Net yield on average interest-
    earning assets (1)                             3.30          3.52           3.79         3.85          3.40
  Average interest-earning assets
    to average interest-bearing
    liabilities                                    1.11x         1.10x          1.09x        1.08x         1.09x
  Non-performing assets to total
    assets                                         0.35%         0.63%          1.17%        1.03%         1.69%
(FN)
(1)  Calculated on a fully-taxable basis.

NOTE:  The above figures reflect the effect of the three-for-one stock split paid in the form of a stock dividend on December 1, 1993.

     Non-performing loans (over 90 days delinquent) and real estate acquired by foreclosure totaled $1,225,000, or 0.6%, of total net loans and real estate acquired by foreclosure at December 31, 1995, compared to $2,105,000, 1.2%, of total net loans and real estate acquired by foreclosure at December 31,1994.

     During the year ended December 31, 1995, the Corporation provided $300,000 to the allowance for loan losses, compared to $450,000 a year earlier. The strengthening economy and recovering real estate market, together with aggressive recognition and resolution of existing and potential problem areas contributed to the reduced provision.

     The following table provides a summary of the Corporation's non-performing loans and real estate acquired by foreclosure at December 31,1995:

                                   Number of
                                   Loans          Amount
                                   ---------      ------
                                                (In  thousands)
First mortgage loans                  3           $  317
Home equity loans                     2               36
Second mortgage loans                 2               98
Commercial loans                      2              326
Loans with modified terms             3              278
                                     --           ------
  Total non-performing loans         12            1,055
Real estate acquired by
  foreclosure (included in
  other assets)                       1              170
                                     --           ------
                                     13           $1,225
                                     --           ------
                                     --           ------

     The twelve non-performing loans are secured by real estate.


     Based on a review of all non-performing loans and "watch list" loans (loans on the "watch list" include performing loans rated substandard and special mention) at December 31, 1995, a specific allowance of $1,183,000 has been allocated to such loans, together with a general allowance of $1,399,000 on the remaining loan portfolio taken as a whole. During 1995, the Bank charged off $465,000 of loans, compared to $825,000 in the previous year. At December 31, 1995, the ratio of the allowance for loan losses to non-performing loans was 244.7%.

     During the year, management reviews, on a quarterly basis, the overall adequacy of the allowance for loan losses based on an evaluation of the risk characteristics of the loan portfolio both on potential individual problem loans, and on the aggregate loan portfolio taken as a whole. Such factors as the financial condition of the borrower, the fair value of the underlying collateral and other items which, in management's opinion, deserve recognition in estimating the adequacy of the allowance for loan losses are evaluated.

     The provision for loan losses for the years ended December 31,1995, 1994 and 1993 was $300,000, $450,000 and $2,290,000,
respectively. When reviewing the adequacy of the allowance for loan losses, management reviews the status of the current (and potential) non-performing loans, delinquency trends, coverage ratios and various economic and other factors, and determines what levels of allowance for loan losses is necessary to absorb current losses in the loan portfolio. The increased provision in 1993 are a result of the effects of a depressed economy and real estate market that caused the Bank to experience increases in nonperforming loans and delinquencies and resultant decreases in its loan loss coverage ratios during 1993.

     In addition, there are no potential problem loans not included in non-performing assets which causes management to have serious doubts as to the ability to comply with the present loan repayment terms, and which require disclosure as non-performing loans, or which management believes will materially affect future operating results, liquidity or capital resources.

     In addition, a general allowance for losses on real estate acquired by foreclosure totaled $-0-, at December 31, 1995 compared to $108,000 at December 31, 1994 and is included in Other Assets in the accompanying Consolidated Balance Sheets. Net recoveries totaling $110,000 were added to this allowance during 1995. During 1994, net write-downs totaling $331,000 were charged to this allowance. During 1993, direct charge-offs totaling $22,000 were included in the Net Cost of Operation of Other Real Estate in the accompanying Consolidated Statements of Income. At December 31, 1995, since there was only one parcel of real estate acquired by foreclosure, which was already written down to the fair value of its collateral, less estimated selling costs, management eliminated this allowance by crediting Net Cost of Operations of Other Real Estate for $218,000 in the accompanying Consolidated Statements of Income.

     Because of rising interest rates during 1994, the fair value of securities available-for-sale and investment securities, net, decreased and the Corporation experienced significant net unrealized losses of $1,850,000 and $6,540,000, respectively, at December 31, 1994. Because of the falling interest rate environment in 1995, the Corporation experienced a net unrealized gain of $623,000 on securities available-for-sale and a net unrealized loss of $575,000 on investment securities, net. None of the investment securities have been earmarked for sale in the future periods. It is expected that none of these unrealized losses will have a material impact on the future operations of the Corporation. If it is determined that any of these unrealized losses is deemed to be other than temporary, the cost basis of the related security would be written-down to its new carrying value with the resulting loss reported in the Consolidated Statements of Income. Holding below-market securities available-for-sale to maturity would have the effect (net of taxes) of reducing shareholders' equity until the date of maturity.

     Since 99.3% of the Corporation's securities portfolio is comprised of securities guaranteed by the United States government or its agencies, the possibility of declines in the market value which are other than temporary are considered remote.

     Deposits grew to $315.0 million at December 31, 1995 from $296.2 million at December 31,1994. Deposit inflows, net of interest credited of $12.7 million, totaled $6.1 million for 1995.

     Shareholders' equity totaled $26.3 million, or $17.66 per share, at December 31, 1995, compared to $23.4 million, or $15.52 per share, at December 31, 1994. The increase is the result of net income totaling $2,672,000 for the year ended December 31,1995, together with a decrease of $51,000 in the ESOP debt, plus $150,000 from the issuance of 20,300 common treasury shares for stock options and the $1,652,000 fair value adjustment of securities available-for-sale, offset by dividends paid to shareholders totaling $790,000 and the repurchase of 38,000 shares of the Corporation's common stock for $827,000.

Comparison of Years Ended December 31, 1995 and 1994:

     Interest Income: Total interest income increased in 1995, on a fully-taxable basis, to $23.5 million, an increase of $2.6 million, or 12.2%, from $20.9 million in 1994. The increase is primarily the result of an increase in average interest-earning assets to $318.0 million from $310.1 million for the prior year, together with an increase in the average yield to 7.39% from 6.74% a year earlier. The increases in the Prime Lending rate and other short-term rates were responsible for the overall increase in yields for all earning asset categories, except for tax-exempt investments. Funding for earning assets came from loan repayments and net deposit inflows.

     Interest income for 1995 was also affected by the loss of interest income on non-performing loans and real estate acquired by foreclosure. When a loan becomes more than ninety days delinquent, the Corporation discontinues the accrual of interest income and deducts interest income on that loan which had previously been accrued into interest income for such period of time. The loss of interest on loans charged-off, non-performing loans and real estate acquired by foreclosure was approximately $224,000, for 1995.

     Interest Expense: Interest expense increased $3.0 million, or 30.0%, to $13.0 million in 1995, from $10.0 million in 1994 primarily as the result of a $4.1 million increase in average interest-bearing liabilities together with a 1.0% increase in average cost of interest-bearing liabilities to 4.55% from 3.55% in 1994. Net additions to market-rate certificates, primarily those with 9 and 12 month maturities, totaling $26.6 million, with a shift from NOW, regular savings accounts and 6-month certificates were responsible for the increase in interest expense for 1995.

     Net Interest Income. The net interest income results of the Corporation depend upon the interest rate spread between the average yield earned on its loan and investment portfolios and the average rate paid on its deposit accounts and borrowings.

     Net interest income on a fully-taxable equivalent basis of $10.5 million for the year ended December 31, 1995 decreased $400,000 from $10.9 million for 1994. As shown by the tables on pages 18 and 19, net interest income decreased primarily as a result of a 1.0% increase in the average interest rate paid on interest-bearing liabilities, partially offset by an increase in net earning assets totaling $3.8 million. The lower net interest income also reflected the Bank's reliance on shorter-term interest-bearing funds to support interest-earning asset growth in the loan category. The decline in the interest rate spread reflects the rising interest rate environment which began in 1994 and continued into 1995, as the Bank's deposits repriced upwardly more rapidly on shorter-term certificates than the loan portfolio, particularly for adjustable-rate loans which are tied to indices which lag increases in market interest rates. Both tables are presented on a fully-taxable equivalent basis which represents the additional benefit derived from investments which are fully exempt from federal income taxes.

     Changes in net interest income generally occur because of fluctuations in the balances and/or composition of interest-earning assets and interest-bearing liabilities and changes in their corresponding interest yields and costs. In periods of rising rate environments, short-term interest-bearing deposits reprice more rapidly than interest-earning assets

(particularly loans) of a variable rate nature whose rates are tied to indices. These earning assets generally lag increases in market interest rates. The converse is generally true in periods of falling interest rates as shorter-term interest-bearing deposits reprice downward more rapidly than variable rate loans tied to indices.

     The provision for loan losses for 1995 was $300,000 compared to $450,000 for 1994. As described above, the reduction in the provision for 1995 was deemed sufficient based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb any potential losses.

     Other Income: Serving charges and other income increased 8.7% to $602,000 in 1995 from $554,000 a year earlier primarily as a result from the upward repricing of certain services relating to deposit products. During 1995, an equity security previously written-off in 1993 was redeemed at a gain of $56,000. During 1994, the Corporation sold mortgage-backed securities issued by Federal agencies which were classified as available-for-sale in the amount of $3,046,000 at a gross gain of $143,000. In addition, during 1994 obligations of states and political subdivisions which were classified as available-for-sale in the amount of $206,000 were called at a gross gain of $5,000.

     Other Expenses: Other expenses for the year ended December
31, 1995 decreased $128,000, or 1.9%, to $6.6 million from $6.7 million a year earlier. Salaries and employee benefits increased $307,000, or 9.9%, to $3.4 million from $3.1 million in 1994. Staff and normal salary increases contributed to the increase. Occupancy expenses decreased $61,000, or 8.6%, to $649,000 from $710,000 for
1994. The decrease results primarily from reduced snow removal expenses in 1995 and the absence of the accelerated amortization of leasehold improvements in 1994 at the former Whitehouse Station, New Jersey office whose lease expired in 1994. The FDIC insurance premium decreased $227,000, or 34.8%, as a result of a new assessment rate schedule established by the Federal Deposit Insurance Corporation ("FDIC"). This new schedule of 4 to 31 basis points of the deposit assessment base replaces the existing schedule of 23 to 31 basis points for institutions whose deposits are subject to assessment by the Bank Insurance Fund ("BIF"). The FDIC has maintained the current assessment rate schedule of 23 to 31 basis points for institutions whose deposits are subject to assessment by the Savings Association Insurance Fund ("SAIF"). The new BIF schedule became effective on June 1, 1995. Assessments which had been collected at the previous assessment schedule, in excess of the amount due under the schedule were refunded with interest and reduced operating expenses by $141,000 during 1995. (See Note 18 for additional discussion of a possible SAIF assessment.)

     Net cost of operation of other real estate decreased $293,000 to a credit balance of $140,000 for 1995 from an expense of $153,000 for the prior year. As discussed above, the allowance for losses on real estate acquired by foreclosure totaling $218,000 was eliminated during 1995 and credited to net cost of operation of other real estate. The reduction and disposal of real estate acquired by foreclosure in prior years contributed to the decrease. Other operating expenses increased $146,000, or 6.9%, to $2,251,000 from $2,105,000 a year earlier. Increases in outside services charges (e.g. computer service bureau charges and bank service charges), consulting and trade association expenses, partially offset by reductions in legal, audit and supervisory examination fees, marketing and surety and casualty insurance premiums contributed to the increase.

     Income Tax Expense: Income taxes decreased $35,000 to $1.5 million in 1995 from $1.6 million for the prior year. Increases and decreases are basically direct functions of the Corporation's pretax income. Under current tax law, provisions for losses on loans and real estate acquired by foreclosure for financial reporting purposes are not deductible for tax purposes. However, a deduction is allowed for bad debts based on actual charge-offs (subject to Internal Revenue Service limitations), or may be based on a percentage of taxable income. For 1995, the bad debt deduction for taxes was $407,000 compared to $1.2 million for 1994. See Note 9 for additional information on the income taxes of the Corporation.

Comparison of Years Ended December 31, 1994 and 1993:

     Interest Income: Total interest income increased in 1994, on a fully-taxable basis, to $20.9 million, an increase of $840,000, or 4.2%, from $20.1 million in 1993. The increase is primarily the result of an increase in average interest-earning assets to $310.3 million from $286.3 million for the prior year. The increase in average interest earning assets is offset by a decrease in the average yield to 6.74% from 7.02% a year earlier. In addition during 1993, the Bank sold $19.5 million of United States Treasury Obligations with a weighted average yield of approximately 5.18% and $35.6 million of fifteen-year fixed-rate mortgage-backed securities with an approximate yield of 7.95%, and recorded a profit of $2,038,000. The proceeds from these sales (together with excess liquidity in federal funds sold) were invested in mortgage-backed securities with a weighted average yield of approximately 5.46%. The United States Treasury Obligations were sold to improve investment yield and the mortgage-backed securities were sold because the fast principal repayment activity was eroding the yield on these securities. These transactions have the effect of reducing the average yield on interest-earning assets in the immediate subsequent years.

     Overall lower market rates also contributed to lower interest yields. Funding for the acquisition of earning assets also came from loan repayments, net deposit inflows, sales and calls of investments.

     Interest income for 1994 was also affected by the loss of interest income on non-performing loans and real estate acquired by foreclosure. When a loan becomes more than ninety days delinquent, the Corporation discontinues the accrual of interest income and deducts interest income on that loan which had previously been accrued into interest income for such period of time. The loss of interest on loans charged-off, non-performing loans and real estate acquired by foreclosure was approximately $305,000 for 1994.

     Interest Expense: Interest expense increased $762,000, or 8.3%, to $10.0 million in 1994, from $9.2 million in 1993, primarily as the result of a $18.8 million increase in average interest-bearing liabilities together with a four basis points' increase in the average cost of interest-bearing liabilities to 3.55% from 3.51% in 1993. Net additions totaling $27.2 million to the Bank's Prime Performance Account (which is indexed to the "Prime" interest rate) was the major contributor to the increase in interest-bearing liabilities for 1994.

     Net Interest Income: The net interest income results of the Corporation depends upon the interest rate spread between the average yield earned on its loan and investment portfolios and the average rate paid on its deposit accounts and borrowings.

     Net interest income on a fully-taxable equivalent basis of $10.9 million for the year ended December 31, 1994 remained constant from the year ended December 31, 1993. As shown by the tables on pages 18 and 19, net interest income remained constant primarily as the result of increased volumes offset by a thirty-two basis points reduction in the net interest rate spread. Net interest income was also affected by the aforementioned securities transactions, loss of interest on loans charged-off, non-performing loans and real estate acquired by foreclosure. Both tables are presented on a fully-taxable equivalent basis which represents the additional benefit derived from investments which are fully exempt from federal income taxes.

     The provision for loans losses for 1994 was $450,000 compared to $2,290,000 for 1993. As described above, the reduced provision was added to the allowance for loan losses in response to the improving real estate market and economy in central New Jersey, together with a review of all non-performing assets on an individual basis.

     Other Income: During 1994, the Corporation sold mortgage-backed securities issued by Federal agencies which were classified as available-for-sale in the amount of $3,046,000 at a gross gain of $143,000. In addition, obligations of states and political subdivisions which were classified as available-for-sale in the amount of $206,000 were called at a gross gain of $5,000. During 1993, the Bank sold $19.5 million of United States Treasury Obligations with a weighted average yield of approximately 5.18% and $35.6 million of fifteen-year fixed-rate mortgage-backed securities with an approximate yield of 7.95%, and recorded a profit of $2,038,000. The proceeds from these sales (together with excess liquidity in federal funds sold) were invested in mortgage-backed securities with a weighted average yield of approximately 5.46%. The United States Treasury Obligations were sold to improve investment yield and the mortgage-backed securities were sold because the fast principal repayment activity was eroding the yield on these securities.

     Other Expenses: Other expenses for the year ended December 31,1994 decreased $711,000 or 9.6%, to $6.7 million from $7.4 million a year earlier. Salaries and employee benefits increased $148,000, or 5.0%, to $3.1 million in 1994 from $3.0 million in 1993. Normal salary increases were offset by reduced costs pertaining to employee benefits, especially health care premium expenses. The net cost of operation of real estate decreased $665,000 to $153,000 in 1994 from $818,000 in 1993. The resolution and disposal of real estate acquired by foreclosure in prior years contributed to the decrease. Other operating expenses decreased $208,000 to $2.1 million in 1994 from $2.3 million for the prior year. Decreases in outside services (e.g. computer service bureau charges and bank service charges), legal fees, consultant fees and marketing expenses contributed to the decrease.

     Income Tax Expense: Income taxes increased $225,000 to $1.6 million in 1994 from $1.4 million for the prior year. Increases and decreases are basically direct functions of the Corporation's pretax income. Under current tax law, provisions for losses on loans and real estate acquired by foreclosure for financial reporting purposes are not deductible for tax purposes. However, a deduction is allowed for bad debts based on actual charge-offs (subject to Internal Revenue Service limitations), or may be based on a percentage of taxable income. For 1994, the bad debt deduction for taxes was $1.2 million compared to $1.4 million for 1993. See
Note 9 for additional information on the income taxes of the Corporation.

Asset/Liability Management

     The Corporation continues to place emphasis on shortening the repricing intervals and maturities of interest-earning assets in order to better match the corresponding repricing intervals and maturities of interest-bearing liabilities while maintaining an adequate spread and asset quality. However, in order to meet the demands of consumers in the Corporation's local lending area for longer-term fixed-rate mortgage loans, the Corporation will originate such loans. Of the $36.4 million of first mortgage loans disbursed during 1995, $1.2 million were fixed-rate mortgages and $35.2 million were of an adjustable or short-term nature.

     The primary measure of interest rate risk is the gap report which details the repricing and maturity differences for assets and liabilities for various future time periods. This gap report provides an indication of the extent to which the Corporation's net interest income will be affected by future changes in market interest rates. A positive gap may enhance net interest income when market rates rise, but reduce net interest income when rates fall. Conversely, a negative gap position (i.e. rate sensitive liabilities exceed rate-sensitive assets) indicates that in a rising rate environment net interest income may be reduced, and declining interest rates may result in increase net interest income. Such fluctuations may also tend to affect the liquidity and operations of the Corporation.

     At December 31, 1995, the ratio of interest-earning assets repricing or maturing within one year to interest-bearing liabilities repricing or maturing within one year was 81.2%. This liability sensitive gap indicates that over the course of a year an upward movement in rates will negatively impact net interest income since liabilities will reprice faster than assets. The gap report has some inherent limitations: it is static (i.e. point-in-time); it does not not capture basis risk; and it does not capture risk that varies non-proportionally with rate movements. The current one-year gap of 81.2% is considered by management to be acceptable within the parameters detailed in its Asset Liability Management Policy.
     A significant percentage (50%) regular savings and clubs (which include Prime Performance accounts) is allocated in the "Over 10 years" repricing category based on the historical trend of stability and constancy of growth of these accounts.

Liquidity and Capital Resources

     The Corporation's liquidity is a measure of its ability to fund loans and withdrawal of deposits in a cost-effective manner. The Corporation's principal sources of funds are deposits, scheduled amortization and prepayment of loan principal, maturities of investment securities and funds provided by operations. At December 31,1995, the Corporation's liquid assets (cash and investment securities maturing in one year or less) totaled $47.9 million which represents 13.5% of total assets.

     The Corporation's main liquidity demands come from loan disbursements which totaled $57.9 million. At December 31, 1995, outstanding commitments to extend credit totaled $30.8 million. Management believes that the Corporation has adequate sources of liquidity to fund these commitments.

     Both the Corporation and the Bank are subject to regulatory capital requirements mandated by the Federal Reserve Board (FRB) and the Federal Deposit Insurance Corporation (FDIC), respectively. Both are required to maintain minimum capital requirements, defined by both the FRB and FDIC as risk-based capital (Tier 1 and Total and leverage capital ratio). The following chart presents the minimum capital requirement ratios and the actual ratios for both the Corporation and the Bank:

December 31, 1995             Required    Actual    Excess
- -----------------             --------    ------    ------
The Corporation:
  Risk-based capital:
    Tier 1                     4.00%       14.217%   10.217%
    Total                      8.00        15.470     7.470
  Leverage capital ratio       4.00         7.380     3.380
The Bank:
  Risk-based capital:
    Tier 1                     4.00%       14.198%   10.198%
    Total                      8.00        15.451     7.451
  Leverage capital ratio       4.00         7.370     3.370


     Management is not aware of any known trends, events or uncertainties that will have, or that are reasonably likely to have a material effect on the Corporation's liquidity, capital resources or operations. The Corporation is not aware of any current recommendations by any regulatory authorities, which, if they were to be implemented, would have a material effect on the Corporation's liquidity, capital resources or operations.



     The following table presents for the periods indicated the total dollar amount of interest income from interest-earning assets and the yields as well as the interest paid on interest-bearing liabilities, expressed in both dollars and rates:


                                                                                     Year ended December 31,
                         --------------------------------------------------------------------------------------------------------
                                         1995                                 1994                               1993
                         ----------------------------------     ------------------------------     ------------------------------
                         Average                      Yield/    Average                  Yield/    Average                  Yield/
Dollars in thousands     Balance     Interest(1)      Cost      Balance   Interest(1)    Cost      Balance   Interest(1)    Cost
- --------------------     -------     -----------      -----     -------   -----------    -----     -------   -----------    ------
 ASSETS
 Interest-Earning Assets:
 Loans(2)                $188,116    $15,631           8.31%    $172,673  $13,412         7.77%    $158,722  $12,802         8.07%
 Taxable investments      120,203      7,270           6.05      124,763    6,966         5.58      105,230    6,560         6.23
 Tax-exempt investments       793         84          10.59          837       89        10.63        1,016      106        10.43
 Deposits with banks        8,878        501           5.64       11,832      457         3.86       21,312      616         2.89
                         --------    -------                    --------  -------                  --------  -------
 Total interest-earning
  assets                  317,990     23,486           7.39      310,105   20,924         6.74      286,280   20,084         7.02
                                     -------          -----               -------        -----               -------        -----
 Non-interest-earning
  assets(3)                14,075                                 14,185                             12,707
                         --------                               --------                           --------
   Total                 $332,065                               $324,290                           $298,987
                         --------                               --------                           --------

LIABILITIES AND
 SHAREHOLDERS' EQUITY
 Interest-Bearing
  Liabilities:
  Transaction accounts(4)$ 19,312    $   437           2.26%    $ 18,874  $   426         2.26%    $ 15,714  $   397         2.53%
  Savings accounts(5)     119,038      4,718           3.96      128,702    4,291         3.33      100,702    2,952         2.93
  Market-rate
   certificates           142,744      7,548           5.29      131,897    5,144         3.90      146,053    5.850         4.01
  Borrowings                4,655        304           6.53        2,204      131         5.94          430       31         7.21
                         --------    -------                    --------  -------                  --------  -------
 Total interest-bearing
  liabilities             285,749     13,007           4.55      281,677    9,992         3.55      262,899    9,230         3.51
                                     -------          -----               -------        -----               -------        -----
 Non-interest-bearing
  liabilities              19,812                                 18,575                             13,971
 Other liabilities          1,134                                    894                                592
                         --------                               --------                           --------
 Total liabilities        306,695                                301,146                            277,462
                         --------                               --------                           --------
 Shareholders' equity      25,370                                 23,144                             21,525
                         --------                               --------                           --------
 Total                   $332,065                               $324,290                           $298,987
                         --------                               --------                           --------
                         --------                               --------                           --------

 Net interest income/
  interest rate spread(6)            $10,479           2.84%              $10,932         3.19%              $10,854         3.51%
                                     -------          -----               -------        -----               -------        -----
                                     -------          -----               -------        -----               -------        -----
 Net earning assets/net
  yield on average
  interest-earning
   assets(7)            $ 32,241                      3.30%       $28,428                 3.52%              $ 23,381        3.79%
                        --------                     -----        -------                -----               --------       -----
                        --------                     -----        -------                -----               --------       -----
 Ratio of interest-
  earning assets to
   interest-bearing
   liabilities                                        1.11x                               1.10x                              1.09x
                                                     -----                               -----                              -----
                                                     -----                               -----                              -----

(1)  On a fully-taxable equivalent basis. Effective tax rate used was approximately 36% for 1995 and 1994 and approximately 33%
     for 1993.
(2)  Loans include nonaccruing (i.e. non-performing) loans.  Loan fees included in interest income were $275,000 $238,000 and
     $327,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
(3)  Included in non-interest-earning assets for 1995, 1994 and 1993 is real estate acquired by foreclosure.
(4)  Includes NOW and SWEEP accounts.
(5)  Include money market deposit accounts, regular savings and cluh accounts, and Prime Performance accounts.
(6)  Interest rate spread represents the difference between average yield earned on interest-earning assets and average cost of interest-bearing liabilities.
(7)  Net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.

     The following table presents the dollar amount of changes in interest income on a fully taxable basis and interest expense for each major component of interest-earning assets and interest-bearing liabilities, and the amount of change attributable to average balances and average rates for the periods indicated. The variances attributable to simultaneous balance and rate changes have been allocated in proportion to the relationship of the dollar amount change in each category.

                              Year 1995 compared to 1994    Year 1994 compared to 1993
                                  Increase/(Decrease)          Increase/(Decrease)
                              --------------------------    --------------------------
(In thousands)                Volume    Rate      Net       Volume    Rate      Net
- --------------                ------    ----      ---       ------    ----      ---
Interest-Earning Assets:
  Loans                       $1,249    $   970   $2,219    $1,057    $ (447)   $  610
  Taxable investments           (225)       529      304       927      (521)      406
  Tax-exempt investments          (5)        --       (5)      (19)        2       (17)
  Deposits with banks            (52)        96       44      (648)      489      (159)
                              ------    -------   ------    ------    ------    ------
    Total income on interest-
      earning assets             967      1,595    2,562     1,317      (477)      840
                              ------    -------   ------    ------    ------    ------

Interest-Bearing Liabilities:
  Transaction accounts            11         --       11        62       (33)       29
  Savings accounts              (281)       708      427       898       441     1,339
  Market-rate certificates       451      1,953    2,404      (550)     (156)     (706)
  Borrowings                     159         14      173       104        (4)      100
                              ------    -------   ------    ------    ------    ------
    Total expense on interest-
      bearing liabilities        340      2,675    3,015       514       248       762
                              ------    -------   ------    ------    ------    ------
Net interest income           $  627    $(1,080)  $ (453)   $  803    $ (725)   $   78
                              ------    -------   ------    ------    ------    ------
                              ------    -------   ------    ------    ------    ------

     The following table sets forth the scheduled repricing or maturity of the Corporation's interest-sensitive assets and liabilities at December 31, 1995.

                                                  More than     More than 1     More than 3    More than 5    Over
                                      6 months    6 months      year through   years through  years through    10
In thousands                           or less    to 1 year       3 years         5 years       10 years      years     Total
- ------------                          --------    ---------     ------------   -------------  -------------   -----     -----
Interest-Earning Assets:
 Mortgage loans (1)                   $ 37,590    $ 31,495       $ 57,558        $ 19,228      $  9,836       $     --  $155,707
 Consumer and other loans (1)           29,273       3,640          6,809             210            --             --    39,932
 Securities available-for-sale (1)(2)   15,494       7,243          9,470           6,979        10,557            804    50,547
 Investment securities, net (1)(2)(3)    9,529       5,730         25,132          21,015            --          2,669    64,075
 Interest-earning deposits in
   other banks                          31,300          --             --              --            --             --    31,300
                                      --------    --------       --------        --------      --------       --------  --------
    Total interest-earning assets      123,186      48,108         98,969          47,432        20,393          3,473   341,561
                                      --------    --------       --------        --------      --------       --------  --------

Interest-Bearing Liabilities:
 NOW accounts                           21,791          --             --              --            --             --    21,791
 Money market deposit accounts          15,901          --             --              --            --             --    15,901
 Regular savings and clubs (4)          51,184          89             --              --            --         51,119   102,392
 Market-rate certificates               68,964      42,858         22,236          20,068            --             --   154,126
 Borrowings                             10,206          --             --              --            --             --    10,206
                                      --------    --------       --------        --------      --------       --------  --------
  Total interest-bearing liabilities   168,046      42,947         22,236          20,068            --         51,119   304,416
                                      --------    --------       --------        --------      --------       --------  --------
Sensitivity GAP                       $(44,860)   $  5,161       $ 76,733        $ 27,364      $ 20,393       $(47,646) $ 37,145
                                      --------    --------       --------        --------      --------       --------  --------
                                      --------    --------       --------        --------      --------       --------  --------
Cumulative sensitivity GAP            $(44,860)   $(39,699)      $ 37,034        $ 64,398      $ 84,791       $ 37,145
                                      --------    --------       --------        --------      --------       --------
                                      --------    --------       --------        --------      --------       --------
Cumulative sensitivity GAP as a
 percent of total assets                 (12.6)%     (11.2)%         10.4%           18.1%         23.9%          10.5%
Cumulative interest-earning assets
 as a percent of interest-bearing
 liabilities                              73.3%       81.2%          115.9%      125.4%    133.5%    112.2%

(1)  Maturity/rate sensitivity is based upon contractual maturity and repayments of principal.  The repayment experience reflected is based on the Corporation's historical experience.  ARM loans are categorized by "next" repricing date.
(2)  U.S. Treasury securities and obligations of U.S. government agencies (excluding mortgage-backed securities) and obligations of stated and political subdivisions are categorized by the  contractual maturity of the instrument.
(3)  Federal Home Loan Bank stock is categorized in the "Over 10 years" category.
(4)  Regular savings and clubs (which include Prime Performance accounts) are available for immediate withdrawal.  However, a significant portion has been included in the "Over 10 years" category because management considers such deposits as stable sources of funds.


     The following table presents the average-yield on interest earning assets and interest-bearing liabilities, the interest rate spread, and the net yield on average interest-earnings assets for the years indicated.

                                                  Year Ended December 31,
                                              --------------------------------
                                                1995       1994        1993
                                              ---------  ---------   ---------

Yield on loans                                 8.31%      7.77%       8.07%
Yield on taxable investments                   6.05       5.58        6.23
Yield on tax-exempt investments               10.59      10.63       10.43
Yield on deposits with banks                   5.64       3.86        2.89
Combined yield on interest-earning
  assets                                       7.39       6.74        7.02
Cost of transaction accounts                   2.26       2.26        2.53
Cost of savings accounts                       3.96       3.33        2.93
Cost of market-rate certificates               5.29       3.90        4.01
Cost of borrowings                             6.53       5.94        7.21
Combined cost of interest-bearing
  liabilities                                  4.55       3.55        3.51
Interest rate spread                           2.84       3.19        3.51
Net yield on average interest-
  earning assets                               3.30       3.52        3.79

Note:     All yields are on a fully-taxable basis assuming an effective income tax rate of approximately 36% for 1995 and 1994 and 33% for 1993.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)
December 31,                         1995      1994
- ------------                       --------  --------
Assets
  Cash and due from banks          $  8,586  $  7,068
  Federal funds sold                 31,300     9,275
                                   --------  --------
    Total cash and cash
     equivalents                     39,886    16,343
                                   --------  --------
  Securities available-for-sale,
   at fair value                     50,547    40,456
  Investment securities, net
   (fair value $60,831 in 1995
    and $79,684 in 1994)             61,406    86,224
  Loans                             195,639   183,797
    Less:
     Unearned income                    467       474
     Allowance for loan losses        2,582     2,729
                                   --------  --------
      Total net loans               192,590   180,594
                                   --------  --------
Banking premises and
 equipment, net                       3,231     3,320
Federal Home Loan Bank stock,
 at cost                              2,669       663
Accrued interest receivable           1,859     1,831
Other assets                          2,622     4,115
                                   --------  --------
  Total assets                     $354,810  $333,546
                                   --------  --------
                                   --------  --------

Liabilities and Shareholders'
 Equity
  Due to depositors:
   Interest-bearing                $294,210  $276,448
   Non-interest-bearing              20,828    19,718
                                   --------  --------
    Total deposits                  315,038   296,166
                                   --------  --------
  Borrowings                         10,206    10,049
  Accrued interest payable               61        74
  Accrued expenses and
   other liabilities                  3,157     3,817
                                   --------  --------
    Total liabilities               328,462   310,106
                                   --------  --------
Shareholders' equity:
  Preferred stock, $.01 par value
   2,000,000 shares authorized,
   none issued
  Common stock, $.01 par value,
   3,500,000 shares authorized
    at December 31, 1995 and 1994;       --        --
   1,725,000 shares issued with
    1,492,189 and 1,509,889
    shares outstanding at December
    31, 1995 and 1994, respectively      17        17
  Additional paid-in capital         10,598    10,599
  Retained earnings                  17,801    15,919
  Fair value adjustment of
   securities available-for-sale,
   net of tax                           416    (1,236)
  Less: Unallocated common stock
   acquired by the ESOP                 206       257
       Cost of common stock in
        treasury, 232,811 shares at
        December 31, 1995 and
        215,111 shares at December
        31, 1994                      2,278     1,602
                                   --------  --------
   Total shareholders' equity        26,348    23,440
                                   --------  --------
  Commitments and contingencies
   (Notes 15, 16, 17, 18 and 19)
    Total liabilities and
     shareholders' equity          $354,810  $333,546
                                   --------  --------
                                   --------  --------

See accompanying notes to financial statements

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)
December 31,                         1995           1994      1993
- ------------                       --------       --------  --------
Interest Income:
 Interest and fees on real
  estate loans                     $ 12,011       $ 10,307  $  9,675
 Interest and fees on other loans     3,620          3,105     3,127
 Interest and dividends on
  securities:
  Taxable                             7,270          6,966     6,560
  Tax-exempt                             54             57        71
 Interest on deposits
  in other banks                        501            457       616
                                   --------       --------  --------
   Total interest income             23,456         20,892    20,049
                                   --------       --------  --------

Interest Expense:
 Interest on deposit accounts        12,703          9,861     9,199
 Interest on borrowed funds             304            131        31
                                   --------       --------  --------
  Total interest expense             13,007          9,992     9,230
                                   --------       --------  --------
 Net interest income                 10,449         10,900    10,819
 Provision for loan losses              300            450     2,290
                                   --------       --------  --------
   Net interest income after
    provision for loan losses        10,149         10,450     8,529
                                   --------       --------  --------

Other Income:
 Service charges and other income       602            554       602
 Gain (loss) on net securities
  transactions                           56            148     2,000
 Gain on sale of loans                   --             --        56
                                   --------       --------  --------
  Total other income                    658            702     2,658
                                   --------       --------  --------

Operating Expenses:
 Salaries and employee benefits       3,407          3,100     2,952
 Occupancy expense                      649            710       734
 FDIC insurance premium                 426            653       615
 Net (income from) cost of
  operation of other real estate       (140)           153       818
 Other operating expenses             2,251          2,105     2,313
                                   --------       --------  --------
  Total operating expenses            6,593          6,721     7,432
                                   --------       --------  --------
 Income before income tax expense
  and cumulative effects
  of accounting changes               4,214          4,431     3,755
 Income tax expense                   1,542          1,577     1,352
                                   --------       --------  --------
 Income before cumulative effects
  of accounting changes               2,672          2,854     2,403
 Cumulative effects of accounting
  changes
  Accounting for income taxes            --             --       220
  Accounting for postretirement
   benefits other than pensions,
   net of related taxes                  --             --      (207)
                                   --------       --------  --------
Net income                         $  2,672       $  2,854  $  2,416
                                   --------       --------  --------
                                   --------       --------  --------
  Average number of shares
   outstanding:
   Primary                         1,635,472      1,601,599 1,576,214
   Fully diluted                   1,638,747      1,601,860 1,590,448
Net income per share - Primary:
 Income before cumulative effects
  of accounting changes            $  1.63        $  1.78   $  1.52
 Cumulative effects of accounting
  changes:
   Accounting for income taxes          --             --      0.14
   Accounting for postretirement
    benefits other than pensions,
    net of related taxes                --             --     (0.13)
                                   -------        -------   -------
Net income per share - primary     $  1.63        $  1.78   $  1.53
                                   -------        -------   -------
                                   -------        -------   -------

Net income per share - fully
 diluted:
 Income before cumulative effects
  of accounting changes            $  1.63        $  1.78   $  1.51
 Cumulative effects of accounting
  changes:
   Accounting for income taxes          --             --      0.14
   Accounting for postretirement
    benefits other than pensions,
    net of related taxes                --             --     (0.13)
                                   -------        -------   -------
Net income per share - fully
 diluted                           $  1.63        $  1.78   $  1.52
                                   -------        -------   -------
                                   -------        -------   -------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                 Fair value     Unallocated
                                                                                 adjustment     common
                                                                                 of securities  stock
                                                           Additional            available-     acquired
                                                  Common   paid-in    Retained   for-sale,      by the     Treasury
(Dollars in thousands, except per share data)     stock    capital    earnings   net of tax     ESOP       stock     total
- ---------------------------------------------     ------   ---------- --------   -------------  --------   --------  -------

Balance, December 31, 1992                         $12      $10,599    $11,922    $    --        $(503)    $(1,605)  $20,425
Cash dividends declared and paid ($.38 per share)   --           --       (573)        --           --          --      (573)
Reduction of debt relating to the
  Employee Stock Ownership Plan                     --           --         --         --          123          --       123
Stock split                                          5           --         (5)        --           --          --        --
Net income                                          --           --      2,416         --           --          --     2,416
                                                   ---      -------    -------    -------        -----     -------   -------

Balance, December 31, 1993                          17       10,599     13,760         --         (380)     (1,605)   22,391
Cash dividends declared and paid ($.46 per share)   --           --       (694)        --           --          --      (694)
Reduction of debt relating to the
  Employee Stock Ownership Plan                     --           --         --         --          123          --       123
Fair value adjustment of securities
  available-for-sale, net of tax                    --           --         --     (1,236)          --          --    (1,236)
Net income                                          --           --      2,854         --           --          --     2,854
Issuance of 300 common treasury shares
  for stock options                                 --           --         (1)        --           --           3         2
                                                   ---      -------    -------    -------        -----     -------   -------

Balance, December 31, 1994                          17       10,599     15,919     (1,236)        (257)     (1,602)   23,440
Cash dividends declared and paid ($.52 per share)   --           --       (790)        --           --          --      (790)
Reduction of debt relating to the
  Employee Stock Ownership Plan                     --           --         --         --           51          --        51
Fair value adjustment of securities
  available-for-sale, net of tax                    --           --         --      1,652           --          --     1,652
Net income                                          --           --      2,672         --           --          --     2,672
Issuance of 20,300 common treasury shares
  for stock options                                 --           (1)        --         --           --         151       150
Treasury stock acquired, at cost -- 38,000 shares   --           --         --         --           --        (827)     (827)
                                                   ---      -------    -------    -------        -----     -------   -------
Balance, December 31, 1995                         $17      $10,598    $17,801    $   416        $(206)    $(2,278)  $26,348
                                                   ---      -------    -------    -------        -----     -------   -------
                                                   ---      -------    -------    -------        -----     -------   -------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
Year Ended December 31,                       1995         1994      1993
- ------------                                --------     --------  --------
Cash Flows From Operating Activities:
Net income                                  $  2,672     $  2,854  $  2,416
Adjustments to reconcile net income to
 net cash provided by operating activities:
 Increase in accrued interest receivable         (28)        (205)     (148)
 Amortization, net, on securities                238           68        73
 Provision for loan losses                       300          450     2,290
 Provision (recovery) for (of) losses on
   real estate acquired by foreclosure          (218)          --       610
 Gain on net securities transactions             (56)        (148)   (2,000)
 Gain on sale of loans                            --           --       (56)
 Increase (decrease) in accrued
  interest payable                               (13)          10        45
 Increase (decrease) in accrued expenses        (476)          85       265
 Decrease in prepaid expenses                    104          132       124
 Depreciation                                    354          378       399
 Principal accrual relating to the ESOP debt      51          123       123
 Debit (credit) for deferred
  income tax expense (benefit)                    76          160      (626)
 Increase (decrease) in income taxes payable     196         (125)      (91)
 Cumulative effect of accounting changes,
  net of taxes                                    --           --       (13)
 Net increase (decrease), other                 (683)         207      (928)
                                            --------     --------  --------
 Total cash provided by operating activities   2,517        3,989     2,483
                                            --------     --------  --------

Cash Flows From Investing Activities:
 Proceeds from maturities of
  investment securities                           --           --     2,200
 Proceeds from call and repayments
  of securities available-for-sale             6,727        5,465        --
  Proceeds from sale of securities
   available-for-sale                             56        3,046        --
 Proceeds from repayments of
  investments securities                      11,676       10,092    24,615
 Proceeds from sale and call of
  investment securities, net                      --           --    57,652
 Purchase of investment securities, net       (1,442)     (14,276)  (91,146)
 Purchase of securities available-for-sale        --      (12,326)       --
 Purchase of Federal Home Loan Bank
  of New York stock                           (2,006)        (662)       --
 Net disbursements from loans                (11,908)     (18,222)   (8,307)
 Proceeds from disposal of other real estate     626          885       359
 Capital expenditures                           (265)        (439)     (208)
                                            --------     --------  --------
  Net cash provided by (used in)
   investing activities                        3,464      (26,437)  (14,835)
                                            --------     --------  --------

Cash Flows From Financing Activities:
 Net increase (decrease) in demand
  deposits, money market accounts,
  NOW accounts, Prime Performance
   Accounts and savings accounts             (7,717)       26,056    25,237
 Net increase (decrease) in
  market-rate certificates                   26,589       (11,223)  (12,128)
 Principal payment on ESOP debt                 (51)         (123)     (123)
 Common stock sold under stock option plan      150             2        --
 Treasury stock acquired, at cost              (827)           --        --
 Advance from Federal Home Loan
  Bank of New York                           10,000            --        --
 Net change in borrowing under
  repurchase agreement                       (9,792)        9,792        --
 Dividends paid                                (790)         (694)     (573)
                                           --------      --------  --------
    Net cash provided by
     financing activities                    17,562        23,810    12,413
                                           --------      --------  --------
  Net increase in cash and cash equivalents  23,543         1,362        61
 Cash and cash equivalents at
  beginning of year                          16,343        14,981    14,920
                                           --------      --------  --------
 Cash and cash equivalents at end of year  $ 39,886      $ 16,343  $ 14,981
                                           --------      --------  --------
                                           --------      --------  --------
Supplemental schedule of cash flow
 information:
 Interest paid                             $ 13,020      $  9,982  $  9,185
                                           --------      --------  --------
 Income taxes paid                         $  1,270      $  1,543  $  2,069
                                           --------      --------  --------
 Mortgage loans originated to
  refinance the disposal of real estate
  acquired by foreclosure                  $    535      $     85  $    510
                                           --------      --------  --------
 Investment securities, net, transferred
  to securities available-for-sale         $ 14,467      $     --  $     --
                                           --------      --------  --------
                                           --------      --------  --------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993

Note 1 -- Summary of Significant Accounting Policies

     Business: The Bank is in the business of providing financial services to individuals and small businesses with specific emphasis on depository services, residential mortgage lending, consumer loans, construction loans and commercial loans through five branch offices in Somerset and Hunterdon counties in New Jersey. The Bank is subject to competition from other financial institutions and to the regulations of certain Federal and New Jersey state agencies and undergoes periodic examinations by those regulatory authorities.

     Basis of Financial Statement Presentation: The accompanying consolidated financial statements of Raritan Bancorp Inc. (the Corporation) are prepared in conformity with generally accepted accounting principles and include the accounts of the Corporation and its wholly-owned subsidiary, The Raritan Savings Bank (the
Bank). All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired by foreclosure or in satisfaction of loans. In connection with the determination of these allowances, management generally obtains independent appraisals at least annually.

     A portion of the Bank's loans are secured by real estate in a recovering market. Accordingly, as with most financial institutions in the market area, the ultimate collectibility of a substantial portion of the Bank's loans portfolio is susceptible to changes in market conditions.

     Cash and Cash Equivalents: For purposes ot reporting cash flows, cash and cash equivalents include cash and amounts due from banks and federal funds sold. Generally, federal funds sold are sold for one-day periods.

     Securities Available-For-Sale and Investment Securities, Net:
Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards ("SFAS"), No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Corporation's securities, including mortgage-backed securities issued by Federal agencies, be classified as either held-to-maturity, available-for-sale or trading. The Corporation currently has no securities classified as trading. If management has the intent and the Corporation has the ability at the time of purchase to hold securities until maturity, they are classified as investment securities and carried at amortized historical cost adjusted for amortization of premiums and accretion of discounts, utilizing the level-yield method. Unrealized losses due to fluctuations in market value are recognized as investment security losses when a decline in value is assessed as being other than temporary. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are excluded from earnings and reported net of related taxes as a separate component of shareholders' equity until realized. Securities available-for-sale are those which management intends to use as part of its asset/liability management strategy and which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk. Gains and losses are recognized on a trade date basis using the specific identification method.

     Loans and Allowance for Loan Losses: Real estate related loans and other loans are stated at their principal amounts outstanding. Loan origination fees and certain related direct loan origination costs are deferred and amortized to interest income using the related loan's effective yield.

     Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures." SFAS No. 114 and No. 118 address the accounting treatment of certain impaired loans. A loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan. SFAS No. 114 and SFAS No. 118 do not apply to large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases or debt securities. Prior to January 1, 1995, the Corporation's "impaired" loans were described as, and included in, "non-performing" loans.

     The accrual of income on loans, including impaired loans is generally discontinued and all interest income previously accrued and unpaid is deducted from income when a loan becomes more than ninety days delinquent, or when certain factors indicate reasonable doubt as to the timely collectibility of all amounts due. Generally, loans on which the accrual of income has been discontinued are designated as non-performing loans, and includes all loans classified as "impaired" loans. Generally, non-performing and impaired loans are returned to an accrual status only when none of the principal or interest is due and unpaid and the full collectibility of the outstanding loan balance is reasonably assured. Cash receipts on non-performing and impaired loans are generally applied to interest income when the loan balance is considered fully collectible.

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The determination of the balance of the allowance for loan losses is based on an analysis of the loan portfolio, economic conditions, historical loan loss experience, the borrower's ability to repay, collateral value and other factors that warrant recognition in providing an adequate allowance. While management uses available information to recognize losses on loans, future additions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for losses on loans. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

     Banking Premises and Equipment: Land is carried at cost, and buildings and improvements, leasehold improvements and furniture, fixtures and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation on buildings and improvements is provided for using the straight-line method over estimated useful lives of 15 to 50 years. The Bank depreciates furniture, fixtures and equipment using the straight-line method over the estimated useful lives of 4 to 25 years. Leasehold improvements are amortized over the term of the lease or useful life, whichever is less.

     Federal Home Loan Bank of New York stock: This stock is carried at cost. The Bank is required to maintain such investment as part of its membership in the Federal Home Loan Bank of New
York.

     Income Taxes: The Corporation files a consolidated Federal income tax return. Certain items of income and expenses are recognized in a different period for financial reporting purposes than for income tax purposes. Separate state income tax returns are filed by the Corporation and the Bank.

     Effective January, 1, 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets are recognized for future deductible temporary differences and tax loss and credit carryforwards if their realization is "more likely than not." Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

     The Parent Company's income taxes, as reflected in the Parent Company's Statements of Income, represent the taxes allocated to the Parent Company on the basis of its contribution to consolidated income.

     Retirement Benetits: The Bank maintains a noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements of the Plan. It is the Bank's policy to fund the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. In addition, the Bank provides health care and life insurance benefits for qualifying employees. Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 106, "Employers' accounting for Postretirement Benefits Other than Pensions," which requires the Corporation to accrue the current cost of those benefits. The related expense is based upon actuarial calculations and is recognized during the period over which such benefits are earned.

     Fair Value of Financial Instruments: SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires entities to disclose fair value information on financial instruments. The disclosure includes both on and off balance sheet financial instruments. Fair value estimates are based on quoted market prices, discounting scheduled cash flows through the estimated maturity using estimated market discount rates, or other methods as appropriate. These estimates are subjective in nature and involve uncertainties and matters of judgment and as a result cannot be considered as the actual value of the Corporation. Changes in assumptions used in determining fair value of the financial instruments could significantly alter the estimates.

     The following assumptions were used by the Corporation in estimating the fair value of financial instruments.

     Cash and Due from Banks, and Federal Funds Sold: The carrying amount approximates fair value.

     Investment Securities, net and Securities Available-For-Sale:
For these securities, fair values are based on quoted market prices or dealer quotes.

     Loans: Fair value is estimated for portfolios of loans with similar loan characteristics. The fair value for certain residential mortgage loans and consumer loans are based on quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value for commercial mortgage and construction type loans is estimated by discounting cash flows using current interest rates for loans with similar characteristics.

     Deposit Liabilities: The fair value of regular checking, NOW accounts, money market deposit accounts, Prime Performance Accounts and regular savings and club accounts is the same as the carrying amount reported. The fair value of market-rate certificates is calculated using the discounted cash flow method. The discount rate used was the current rate offered by the Bank for deposits with similar remaining maturities.

     Borrowings: Borrowings consist of debt relating to the Employee Stock Ownership Plan (ESOP), advances from the Federal
Home Loan Bank of New York and borrowings under repurchase agreements. Since these borrowings carry a market rate of interest, their carrying amount approximates fair value.

     Commitments to Extend Credit and Performance Standby Letters of Credit: The fair value of commitments is estimated using fees currently charged for similar agreements, based on the remaining term of the commitment and the present credit quality rating of the counterparty. The fair value on the performance standby letters of credit is based on fees currently charged for similar agreements or on estimated cost to terminate them or to settle the obligations with the counterparties at the reporting date.

     Reclassification: Certain amounts in the financial statements presented for prior periods have been reclassified to conform with the 1995 presentation.

     Net Income Per Share: Net income per share is calculated by dividing net income by the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the applicable years using the Treasury Stock Method.

Note 2 -- Change in Accounting Principles

     During 1993, the Corporation changed its method of accounting for postretirement benefits other than pensions, as required by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and income taxes, as required by SFAS No. 109, "Accounting for Income Taxes."

     The cumulative effect of changes in accounting principles, net of tax effect, in the Corporation's 1993 Consolidated Statement of Income consists of the following:

                                                 Increase
(In thousands)                                  (decrease)
- --------------                                  ----------
Income taxes                                      $  220
Postretirement benefits other than pensions, net    (207)
                                                  ------
  Total cumulative effect of
   change in accounting principles                $   13
                                                  ------
                                                  ------

     The Corporation recorded a cumulative one-time benefit of $220,000 upon the adoption of SFAS No. 109. The major components of the deferred tax asset related to temporary differences created by the allowance for loan losses, unearned income, accrued expenses and accrued postretirement benefits.

     As discussed in Note 1, effective January 1, 1994, the
Corporation adopted SFAS No. 115, "Accounting for Certain
Investment in Debt and Equity Securities." The initial adoption of SFAS No. 115 had no effect on net income, but resulted in an increase in shareholders' equity, net of tax, totaling $486,000.

Note 3 -- Cash and Due from Banks

     The Bank is required to maintain a cash reserve balance based upon its deposits in accordance with banking regulations. The average amount of the reserve for the years ended December 31, 1995 and 1994 were approximately $1,303,000 and $1,191,000, respectively.

Note 4 -- Securities Available-for-Sale and Investment Securities,
Net

     The amortized cost of securities and their estimated fair value at December 31, 1995, were as follows:

                                                 Gross       Gross      Estimated
(In thousands)                   Amortized    Unrealized   Unrealized     Fair
                                    Cost         Gains       Losses       Value
- --------------                   ----------   ----------   ----------   ---------
Securities available-for-sale:
 U.S. Treasury securities and
  obligations of U.S.
  government agencies             $12,533      $ 51         $  --        $12,584
 Obligations of states and
  political subdivisions              761        43            --            804
 Mortgage-backed securities
  issued by Federal agencies       36,630       579           (50)        37,159
                                  -------      ----         -----        -------
                                  $49,924      $673         $ (50)       $50,547
                                  -------      ----         -----        -------
                                  -------      ----         -----        -------
Investment securities, net:
 Mortgage-backed securities issued
  by Federal agencies             $61,406      $ --         $(575)       $60,831
                                  -------      ----         -----        -------
                                  -------      ----         -----        -------

     In December 1995, the Corporation adopted Special Report No. 155-B, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities--Questions and Answers," (Special Report) issued by the Financial Accounting Standards Board staff.

     In accordance with the Special Report, the Corporation made a one-time transfer of investment securities, net, with an amortized cost and unrealized gain of $14,467,000 and $268,000, respectively, to securities available-for-sale.

     The amortized cost of securities and their estimated fair value at December 31, 1994, were as follows:

                                             Gross        Gross     Estimated
                                          Amortized    Unrealized   Unrealized     Fair
(In thousands)                               Cost         Gains       Losses       Value
- --------------                            ----------   ----------   ----------   ---------
Securities available-for-sale:
 U.S. Treasury securities and
  obligations of U.S. government agencies  $15,606       $ --        $  (311)      $15,295
 Obligations of states and political
  subdivisions                                 766         15            (11)          770
 Mortgage-backed securities issued by
  Federal agencies                          25,934         10         (1,553)       24,391
                                           -------       ----        -------       -------
                                           $42,306       $ 25        $(1,875)      $40,456
                                           -------       ----        -------       -------
Investment securities, net:
 Mortgage-backed securities issued
  by Federal agencies                      $86,224       $  8        $(6,548)      $79,684
                                           -------       ----        -------       -------
                                           -------       ----        -------       -------


     The carrying value of investment securities pledged as required security for public funds and deposits amounted to $1,004,000 and $1,001,000 at December 31, 1995 and 1994,
respectively.

     During 1995, an equity security previously written-off was redeemed at a gain of $56,000.

     During 1994, the Corporation sold securities which were classified as available-for-sale in the amount of $3,046,000 at a gross gain of $143,000. In addition, securities classified as available-for-sale in the amount of $206,000 were called at a gross gain of $5,000.

     Proceeds from the sale and call of investment securities during 1993 totaled $57,652,000, which resulted in a gross gain of $2,000,000.

     At December 31, 1994, U.S. Treasury securities and obligations of U.S. government agencies with a carrying value, including accrued interest receivable, of $9,982,000,were pledged as collateral to secure borrowings under repurchase agreements. See
Note 13 for additional details.

     The scheduled maturities of securities available-for-sale and investment securities, net, at December 31, 1995, were as follows:

                                        Securities                Investment
                                     Available-for-sale         Securities, Net
                                  -----------------------    --------------------
                                  Amortized    Estimated     Amortized Estimated
(In thousands)                       Cost      Fair Value       Cost   Fair Value
- --------------                    ---------    ----------    --------- ----------
Due in one year or less           $10,033       $10,072       $    --   $    --
Due from one year to five years     2,500         2,512            --        --
Due after ten years                   761           804            --        --
Mortgage-backed securities issued
  by Federal agencies              36,630        37,159        61,406
    60,831
                                  -------       -------       -------   -------
                                  $49,924       $50,547       $61,406   $60,831
                                  -------       -------       -------   -------
                                  -------       -------       -------   -------

     The scheduled maturities of securities available-for-sale and investment securities at December 31, 1994, were as follows:

                                         Securities                Investment
                                     Available-for-sale         Securities, Net
                                  ------------------------   ---------------------
                                  Amortized     Estimated    Amortized   Estimated
(In thousands)                       Cost       Fair Value     Cost      Fair Value
- --------------                    ---------     ----------   ---------   ----------
Due in one year or less            $ 1,017       $ 1,010      $    --     $    --
Due from one year to five years     14,589        14,285           --          --
Due after ten years                    766           770           --          --
Mortgage-backed securities issued
  by Federal agencies               25,934        24,391       86,224      79,684
                                   -------       -------      -------     -------
                                   $42,306       $40,456      $86,224     $79,684
                                   -------       -------      -------     -------
                                   -------       -------      -------     -------

Note 5 -- Loans and allowances for Loan Losses

     Loans are summarized as follows:

                                           December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Real estate:
  Conventional                          $147,673  $139,676
  Construction                             8,536     6,454
                                        --------  --------
                                         156,209   146,130
  Consumer                                28,886    28,660
  Commercial loans                        10,544     9,007
                                        --------  --------
                                        $195,639  $183,797
                                        --------  --------
                                        --------  --------


     Loan fees included in interest income were $275,000, $238,000 and $327,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Loans to directors and principal officers and their affiliates which are made in the ordinary course of business, and on substantially the same terms and rates as loans to other persons, aggregated $2,074,000 and $2,158,000 at December 31, 1995 and 1994,
respectively. Activity during 1995 included principal repayments of $167,000 and new disbursements of $83,000.

     The activity in the allowance for loan losses follows:

(In thousands)
Year Ended December 31,              1995      1994      1993
- ----------------------             --------  --------  --------
Balance at beginning of year       $2,729    $3,094    $ 1,797
Provision charged to operations       300       450      2,290
Charge-offs                          (465)     (825)    (1,019)
Recoveries                             18        10         26
                                   ------    ------    -------
Balance at end of year             $2,582    $2,729    $ 3,094
                                   ------    ------    -------
                                   ------    ------    -------

     Non-performing loans (over 90 days delinquent), and real estate acquired by foreclosure (included in Other Assets) totaled
$1,225,000 and $2,105,000 at December 31, 1995 and 1994,
respectively, as follows:

                                           December 31, 1995
                                        -----------------------
                                        Number      Amount
                                        of Loans  (In thousands)
                                        --------  -------------
First mortgage loans                     3        $  317
Home equity loans                        2            36
Second mortgage loans                    2            98
Commercial loans                         2           326
Loans with modified terms                3           278
                                        --        ------
Total non-performing loans              12         1,055
Real Estate Acquired by Foreclosure
 (included in other assets)              1           170
                                        --        ------
                                        13        $1,225
                                        --        ------
                                        --        ------

                                          December 31, 1994
                                        --------------------
                                        Number      Amount
                                        of Loans  (In thousands)
                                        --------  -------------
First mortgage loans                     2        $  312
Consumer loans                           1             2
Demand loans                             1             7
                                        --        ------
Total non-performing loans               4           321
In-substance foreclosed loans
 (included in Loans)                     8           701
Real Estate Acquired by Foreclosure
 (included in other assets)              3         1,083
                                        --        ------
                                        15        $2,105
                                        --        ------
                                        --        ------


     In addition to the above non-performing loans, there were five loans totaling $197,000 which were less than 90 days delinquent, but in non-accrual status at December 31, 1994. Interest payments on these loans were recognized into income on a cash basis.

     The loss of interest on loans charged-off, non-performing loans, real estate acquired by foreclosure, non-accrual loans and impaired loans totaled approximately $224,000, $305,000 and $474,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Based upon the criteria set forth in SFAS No. 114 and SFAS No. 118, the Corporation had impaired loans of $1,055,000 at December 31, 1995. The Corporation calculated a total allowance of $122,000 at December 31, 1995. Impaired loans averaged $1,382,000 for the year ended December 31, 1995. Interest income of $17,000 was recognized, all on a cash basis, on impaired and nonperforming loans for the year ended December 31, 1995.

     The Bank is not committed to lend additional funds on loans with modified terms.

Note 6 -- Banking Premises and Equipment, Net

     A summary of the net carrying value of banking premises and equipment follows:

                                            December 31,
                                        --------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Land                                    $  756    $  749
Buildings and improvements               2,381     2,258
Furniture, fixtures and equipment        1,801     1,866
Leasehold improvements                     620       620
                                        ------    ------
                                         5,558     5,493
Less accumulated depreciation
 and amortization                        2,327     2,173
                                        ------    ------
                                        $3,231    $3,320
                                        ------    ------
                                        ------    ------

     Depreciation and amortization expense charged to operations amounted to $354,000, $378,000 and $399,000 in 1995, 1994 and 1993,
respectively.

Note 7 -- Other Assets

     Other assets are summarized as follows:

                                            December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Real estate acquired by foreclosure     $  170    $1,083
Allowance for losses on real estate
 acquired by foreclosure                    --      (108)
Deferred tax assets, net                 1,099     1,711
Unamortized premium paid - RTC             664       780
Prepaid expenses                           144       332
All other                                  545       317
                                        ------    ------
                                        $2,622    $4,115
                                        ------    ------
                                        ------    ------

     The activity in the allowance for losses on real estate acquired by foreclosure follows:

(In thousands)
Year Ended December 31,              1995      1994      1993
- ----------------------             --------  --------  --------
Balance at beginning of year       $ 108     $ 439     $ 139
Provision (recovery) charged
 (credited) to operations
 (included in net cost
 of operation of other
 real estate)                       (218)       --       610
Charge-offs                          (14)     (404)     (337)
Recoveries                           124        73        27
                                   -----     -----     -----
Balance at end of year             $  --     $ 108     $ 439
                                   -----     -----     -----
                                   -----     -----     -----

Note 8 -- Due to Depositors

     The details of deposit balances are as follows:

                                           December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Regular and business checking           $ 20,828  $ 19,718
NOW accounts                              21,791    17,330
Money market deposit accounts             15,901    20,895
Prime Performance Accounts                55,281    58,524
Regular savings and club accounts         47,111    52,099
                                        --------  --------
                                         160,912   168,566
                                        --------  --------
Market-rate certificates:
  7-31 day                                 6,852     5,288
  6 month                                 33,520    38,441
  9 month                                 24,025     4,624
  12 month                                27,179    21,742
  24 month                                 7,395     6,337
Other certificates                        14,586    13,848
IRA and KEOGH accounts                    40,569    37,320
                                        --------  --------
                                        $154,126  $127,600
                                        --------  --------
                                        $315,038  $296,166
                                        --------  --------
                                        --------  --------

     Market-rate certificates $100,000 and over totaled $13,053,000 and $8,368,000 at December 31, 1995 and 1994, respectively.
Interest expense on market-rate certificates $100,000 and over totaled $589,000, $352,000 and $391,000 for the years ended
December 31, 1995, 1994 and 1993, respectively.

Note 9 -- Income Taxes

     As discussed in Note 1, the Corporation adopted SFAS No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $220,000 is determined as of January 1, 1993 and is reported separately in the consolidated statement of income for the year ended December 31, 1993.

     The following is a summary of income tax expense, before cumulative effect of change in accounting principles for the year ended December 31:


(In thousands)
Year Ended December 31,             1995   1994    1993
- ----------------------             ------ ------  ------
Taxes estimated to be
 payable currently:
  Federal                          $1,343 $1,282  $1,818
  State                               123    135     160
                                   ------ ------  ------
    Subtotal                        1,466  1,417   1,978
Deferred taxes (benefit):
  Federal                              68    147    (558)
  State                                 8     13     (68)
                                   ------ ------  ------
    Subtotal                           76    160    (626)
                                   ------ ------  ------
Total income tax expense           $1,542 $1,577  $1,352
                                   ------ ------  ------
                                   ------ ------  ------

     Total income tax expense for the years ended December 31, 1995, 1994 and 1993, differed from the amounts calculated by applying the expected U.S. Federal income tax rate of 34% to pre-tax income as a result of the following:

(In thousands)                     Year Ended December 31,
                                    1995   1994    1993
- ----------------------             ------ ------  ------
Income before income tax expense
 and cumulative effects of
 accounting changes                $4,214 $4,431  $3,755
  Statutory income tax rate            34%    34%     34%
                                   ------ ------  ------
                                    1,433  1,507   1,277
Tax-exempt interest income            (18)   (19)    (24)
State income taxes, net of
 Federal income tax benefit            86     98      60
Change in the beginning-of-
 the-year balance of the
 valuation allowance allocated
 to income tax expense                 36     19      24
Other                                   5    (28)     15
                                   ------ ------  ------
                                   $1,542 $1,577  $1,352
                                   ------ ------  ------
                                   ------ ------  ------


     The significant components of the deferred income taxes for the years ended December 31, 1995, 1994 and 1993 were the result of changes in temporary differences between tax and financial reporting purposes and the changes in the beginning-of-the-year balance of the valuation allowance for deferred tax assets.

(In thousands)                     Year Ended December 31,
                                    1995    1994    1993
- ----------------------             ------  ------  ------
Deferred tax expense (exclusive
 of the effect of the other
 component listed below)           $   40  $  141  $ (650)
Increase in the beginning-of-
 the-year balance of the
 valuation allowance for
 deferred tax assets                   36     19       24
                                   ------ ------   ------
                                   $   76 $  160   $ (626)
                                   ------ ------   ------
                                   ------ ------   ------


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 follows:

                                           December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Deferred tax assets:
  Unearned income                       $  168    $  169
  Nonaccrual interest                        3         3
  Allowance for loan losses                929       969
  Allowance for losses on real estate
   acquired by foreclosure                  --        38
  Accrued expenses                         505       347
  Fair value adjustment of securities
   available-for-sale                       --       625
  Other                                     23        53
                                        ------    ------
    Total gross deferred tax assets      1,628     2,204
    Less valuation allowance              (529)     (493)
                                        ------    ------
    Deferred tax assets, net of
     valuation allowance                 1,099     1,711
                                        ------    ------
Deferred tax liabilities:
  Unamortized core deposit premium paid    178       203
  Excess of tax bad debt reserve
   over base year                           49        13
  Depreciation                              37        --
  Fair value adjustment of securities
   available-for-sale                      207        --
  Other                                     67        26
                                        ------    ------
    Total Other gross deferred tax
     liabilities                           538       242
                                        ------    ------
  Net deferred tax assets               $  561    $1,469
                                        ------    ------
                                        ------    ------

     Included in the above table is the recognition of temporary differences relating to the unrealized gains and losses on certain debt securities accounted for under SFAS No. 115 for which no deferred tax was recognized through the Consolidated Statement of Income.

     The valuation allowance for deferred tax assets as of December 31, 1994 was $493,000. The net change in the total valuation allowance for the year ended Decemher 31, 1995 was an increase of $36,000.

     The Corporation's taxable income and pretax book income for the three years ended December 31, were as follows:

(In thousands)
Year Ended December 31,             1995      1994    1993
- ----------------------             ------    ------  ------
Taxable income                     $4,307    $3,938  $5,141
Pretax book income                  4,214     4,431   3,755


     The primary difference between taxable income and pretax book income relate to unearned income, depreciation, provision for loan losses, nonaccrual interest, amortization of the core deposit premium and nondeductible expenses.

     Except for the effects of the reversal of net deductible temporary differences the Corporation is not currently aware of any factors which would cause any significant differences between taxable income and pretax book income in future years. However, there can be no assurances that there will be no significant differences in the future between taxable income and pretax book income if circumstances change (such as, for example, changes in tax laws or the Corporation's financial condition or performance). Management believes it is more likely than not that the Corporation will realize the benefit of net deductible temporary differences based upon recoverable taxes in the carryback period and projected levels of pretax income, and that such net deductible temporary differences will reverse during periods in which the Corporation generates net taxable income.

     The Corporation has not recognized a deferred tax liability of approximately $685,000 for "bad debt reserves" for tax purposes which arose in tax years beginning before December 31, 1987 (i.e., base year"). A deferred tax liability will be recognized if the Corporation expects that charges to the bad debt reserves, other than the losses on loans or recomputations of bad debt deductions resulting from operating loss carrybacks to prior years, would result in taxable income.

Note 10 -- Benefit Plans

     The Bank has a noncontributory defined benefit pension plan covering all eligible full-time employees. Benefits are based upon years of service and compensation. It is the Bank's policy to fund the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act ot 1974.

     The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements:

                                            December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Actuarial present value of
 benefit obligations:
  Accumulated benefit obligation,
   including vested benefits of
   $1,416 in 1995 and $1,081 in 1994    $(1,517)  $(1,240)
                                        -------   -------
Projected benefit obligations for
 service rendered to date               $(2,086)  $(1,758)
Plan assets at fair value, primarily
 debt and equity securities               2,231     1,767
                                        -------   -------
Projected benefit obligation
 less than plan assets                      145         9
Contribution made during the
 fourth quarter                              10        18
Transition amount from initial
 application                                 (6)       (7)
Unrecognized loss                           (98)       17
Unrecognized past service benefits          (98)      (44)
                                        -------   -------
Accrued pension expense included
 in other liabilities                   $   (47)  $    (7)
                                        -------   -------
                                        -------   -------



     The following table sets forth the components of net pension expense for the years ended shown:

(In thousands)                     Year Ended December 31,
                                    1995    1994    1993
- ----------------------             ------  ------  ------
Net pension expense includes the
 following components:
  Service cost-benefits earning
   during the period               $  95   $  97   $  78
Interest cost on projected
 benefit obligation                  139     124     120
Return on plan assets               (429)     (6)   (221)
Net amortization and deferral        274    (132)    109
                                   -----   -----   -----
Net pension expense included in
 salaries and employee benefits    $  79   $  83   $  86
                                   -----   -----   -----
                                   -----   -----   -----


 The primary assumptions used for calculating year-end actuarial present value of benefit obligations were:

                                    Year Ended December 31,
                                    1995    1994    1993
- ----------------------             ------  ------  ------
Weighted average discount rates
 used to determine the projected
 benefit obligation                 7.50%   8.25%   7.00%
Rates of increase in future
 salary levels                       5.5     6.0     5.5

 In addition, the assumptions used for calculating net pension expense for the years ended shown were:

                                      Year Ended December 31,
                                     1995       1994       1993
- ----------------------             --------   --------   --------
Weighted average discount
 rates used to determine
 the projected benefit obligation   8.25%       7.0%       8.0%
Rates of increase in future
 salary levels                       6.0        5.5        7.0
Expected long-term rates of
 return on plan assets               8.0        8.0        8.0


     Under an employer sponsored plan the Corporation provides certain health care and life insurance benefits for retired employees and certain dependents. All of the Corporation's employees are eligible for such benefits at age sixty with fifteen years service or rule of 75 with twenty years of service. The participant in most cases will be required to contribute a portion of the cost of the premium for the benefits. The medical plans pay a stated percentage based on years of service of most medical expenses reduced for any deductibles and payments made by government programs. The Corporation is self-insured for the cost of the premiums for the benefits and has no plan assets.

     As discussed in Note 1 the Corporation adopted SFAS No. 106 as of January 1 1993 for its postretirement benefit plans. Under this statement the Corporation accrues the current cost of those benefits. The Corporation previously expensed the cost of the premiums for those benefits on a pay-as-you-go basis. The Corporation elected to recognize immediately the transition obligation during the quarter ended March 31 1993. This resulted in a one-time charge of $207,000 (net of related income taxes of $11,000), and appears as a cumulative effect of accounting change in the accompanying consolidated statement of income for the year ended December 31 1993. The effect of this change on operating results after recording the cumulative effect was to recognize an additional pretax expense of $38,000.

     The following table sets forth the components of postretirement costs for the years ended December 31, 1995, 1994 and 1993:

                                   Year Ended December 31,
                                    1995   1994    1993
- ----------------------             ------  ------  ------
Service cost                       $ 16    $ 20    $ 19
Interest cost                        15      24      19
Amortization of unrecognized gain    (7)     --      --
Immediate recognition of
 transition obligation               --      --     218
                                   ----    ----    ----
Net periodic postretirement
 benefit cost                      $ 24    $ 44    $256
                                   ----    ----    ----
                                   ----    ----    ----


 The funded status of the postretirement plan at December 31, 1995 and 1994 follows:

                                            December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Accumulated postretirement benefit
 obligation:
  Retirees                              $    --   $    --
  Active plan participants and
   certain dependents                      (229)     (275)
Fair value of assets                         --        --
                                        -------   -------
Fair value of assets in excess
 (less than) accumulated
  post-retirement benefit obligation       (229)     (275)
Unrecognized gain (loss)                    (98)      (28)
Service cost                                 --        --
Interest cost                                --        --
                                        -------   -------
  Accrued postretirement benefit cost   $  (327)  $  (303)
                                        -------   -------
                                        -------   -------


     For measuring the expected postretirement benefit obligation the Corporation assumed a 10.0 percent rate of increase in the per capita claims cost in 1996 and assumed that the rate would decrease linearly over a ten year period to 5.5 percent and remain at that level thereafter. The weighted-average discount rate used in determining the assimilated postretirement benefit obligation was
7.50 percent.

     If the health care cost trend were increased one percent the accumulated postretirement henefit obligation as of December 31 1995 would have increased by approximately $41,300 or 18.1 percent. The effect of the change on the aggregate of service and interest cost for 1995 would be an increase of approximately $8,000 or 20.9 percent.

     As further discussed in Note 13 the Bank sponsors an Employee Stock Ownership Plan (the ESOP) covering substantially all full time employees. The ESOP, which is a tax qualified employee benefit plan became effective upon conversion of the Bank in May 1987 and provides retirement benefits for the employees of the Bank.

     Activity in the ESOP follows:

Number of shares held by the ESOP at
 December 31, 1992                       123,422
Purchase of shares funded by excess
 liquidity in the ESOP                     5,495
                                        --------
Number of shares held by the ESOP at
 December 31, 1993                       128,917
Purchase of shares funded by a $50,000
 contribution from the Bank
 and by excess liquidity in the ESOP       7,401
                                        --------
Number of shares held by the ESOP at
 December 31, 1994                       136,318
Distributions to former employees         (5,084)
Purchase of shares funded by excess
 liquidity in the ESOP                     3,283
Purchase of shares funded by a $100,000
 contribution from the Bank                4,497
                                        --------
Number of shares held by the ESOP
 at December 31, 1995                    139,014
                                        -=------
                                        --------

     At December 31, 1995, approximatelv 117,000 shares were allocated to participants, approximately 5,400 were committed to be released during 1996, and approximately 22,000 shares were unallocated and secured the ESOP borrowing. The fair value of the unallocated shares at December 31, 1995 was approximately $473,000.

     The Bank maintains a 401(k) Savings Plan which is available to all full-time employees who have completed one year of service and have attained the age of 21.

     Under the plan, eligible employees may elect to have the Bank withhold between one percent and ten percent of their base salary through payroll deductions and contribute that amount to the plan as a savings contribution. Participants will receive an employer matching contribution of fifty percent. The money contributed is invested at the employees' direction by the plan's trustees. Employees are fully vested in this plan on their third employment date anniversary with the Bank.

     401(k) expenses totaled $79,000, $51,000 and $44,000 for the years ended December 31, 1995, 1994 and 1993, respectively, and are included in Salaries and Employee Benefits in the accompanying
Consolidated Statements ot Income.

Note 11 -- Stock Option Plan

     At December 31, 1995, 1994 and 1993, 222,525, 209,325, and
166,125 shares, respectively, were exercisable under two stock option plans for directors and certain officers.

     Under the Corporation's stock option plans, options have been granted for terms up to ten years at not less than the fair value of the shares at the dates of grant.

     Stock option transactions are as follows:

                                    Incentive Plan              Directors Plan
                               --------------------------    -------------------
                                             Option Price     Option     Price
(In thousands)                  Shares        per Share       Shares   Per Share
- --------------                 ---------     ------------    --------- ---------
Outstanding, December 31, 1992  200,625      $ 6.67-9.33       22,500   $       9.33
Granted                          22,500            15.50           --             --
                               --------      -----------      -------   ------------
Outstanding, December 31, 1993  223,125       6.67-15.50       22,500           9.33
Exercised in 1994                   300             6.67           --             --
Granted                              --               --        7,500          14.88
                               --------      -----------      -------   ------------
Outstanding, December 31, 1994  222,825       6.67-15.50       30,000     9.33-14.88
Exercised in 1995                20,300        6.67-9.33           --             --
Canceled during the year          2,500             9.33           --             --
                               --------      -----------      -------   ------------
Outstanding, December 31, 1995  200,025      $6.67-15.50       30,000   $ 9.33-14.88
                               --------      -----------      -------   ------------
                               --------      -----------      -------   ------------



     The options exercised in 1995 and 1994 were issued from treasury stock.

     At December 31, 1995, 192,525 shares of the incentive plan and all the shares of the directors' plan were exercisable.

     In 0ctober 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation."
This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans.

     SFAS No. 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation cost under such plans using the 'intrinsic value based method."

     Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, usually the vesting period. Fair value is determined using an option-pricing method that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Most stock plans have no intrinsic value at date of grant, and under previous accounting guidance, no compensation cost was to be recognized.

     The accounting requirements of this Statement are effective for transactions entered into in fiscal years that begin after December 31, 1995. Entities electing to continue accounting for compensation cost under the intrinsic value method must provide pro forma disclosures for all awards granted in fiscal years that begin after December 15, 1994. Such disclosures include net income and earnings per share, as if the fair value based method of accounting had been applied.

     On January 1, 1996, the Corporation elected to continue accounting for compensation cost for stock-based compensation plans under the intrinsic value method.

Note 12 -- Shareholders' Equity

     In connection with the conversion of the Bank from a mutual savings bank to a capital stock savings bank, the Bank established a liquidation account. This liquidation account will be maintained for the benefit or eligible account holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their eligible deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in a proportionate amount to the current adjusted eligible account balances they held. At December 31, 1995, the balance in the liquidation account was approximately $789,000.

Note 13 -- Borrowings

     Borrowings are summarized as follows:

                                                                     December 31,
                                                   Interest       ------------------
                                                     Rate           1995      1994
                                                   --------       --------  --------
Federal Home Loan Bank of New York Advance          5.375%        $10,000   $   --
Borrowings under repurchase agreements:
  Collateralized by U.S. Treasury securities
    and obligations of U.S. government agencies
    with a carrying value, including accrued
    interest receivable, of $9,982                  6.430%             --     9,792
ESOP Debt                                          10.000%            206       257
                                                   ------         -------   -------
                                                                  $10,206   $10,049
                                                                  -------   -------
                                                                  -------   -------


     At December 31, 1995, the Bank had an available line of credit totaling $6.7 million at the Federal Home Loan Bank of New York.

     The Corporation may enter into sales of securities under repurchase agreements. Such agreements are treated as financings and the obligations to repurchase the same securities sold are reflected as a liability in the Consolidated Balance Sheet. The dollar amount of securities underlying the agreements are book entry securities.

     At December 31, 1995, there were no agreements outstanding to repurchase the same securities. At December 31, 1994, agreements outstanding to repurchase the same securities totaled $9,792,000.

     Agreements to repurchase the same securities averaged $4,300,000 and $1,896,000 for the years ended December 31, 1995 and 1994, respectively. The maximum amounts at any month-end under such agreements during the years ended December 31, 1995 and 1994 totaled $9,735,000 and $9,792,000, respectively. Accrued interest payable totaled $-0- and $18,000 at December 31, 1995 and 1994, respectively. The average interest rate on such agreements was 6.33% and 5.54% for the years ended December 31, 1995 and 1994, respectively.

     In connection with its initial purchase of 75,000 shares of the Corporation's common stock, the ESOP borrowed $500,000 from an unrelated financial institution which was repaid in March 1994. During August 1992, the ESOP borrowed an additional $360,000 from the same financial institution to purchase 37,894 additional shares.

     The ESOP borrowing is summarized as follows:

                                           December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Original principal: $360,000; matures
 on August 25, 1999; interest rate
 (10.00% at December 31, 1995 and 1994)
 equals the lending financial
 institution's prime rate plus 1.50%    $206,000  $257,000
                                        --------  --------
                                        $206,000  $257,000
                                        --------  --------
                                        --------  --------


     As principal payments are made by the ESOP, the corresponding liability will be reduced and shareholders' equity will be increased. Principal payments totaled $51,000 in 1995. Future principal payments are scheduled as follows:

1996                                    $ 51,000
1997                                      51,000
1998                                      51,000
1999                                      53,000
                                        --------
                                        $206,000
                                        --------
                                        --------


     The Employee Stock Ownership Plan (the "ESOP") was established effective January 1, 1987 in connection with the Bank's reorganization to stock form. The ESOP is a leverage plan, meaning that the ESOP Trust borrowed funds to purchase shares of the Corporation's common stock for the ESOP. As the ESOP loan is repaid, shares are released from the unallocated stock fund to be allocated to participants of the ESOP over the term of the ESOP loan. In addition, the Corporation can make discretionary contributions to the ESOP. The ESOP uses the discretionary contributions to purchase shares of the Corporation's common stock and allocates the shares to the participants.

     The allocation to participant's accounts are based on each participant's compensation during the calendar year. Al1 employees of the Corporation and its affiliates who are age 21 and have completed one year of service are eligible to participate and have at least 1,000 hours of service per year.

     Dividends on shares of allocated and unallocated stock are held in a cash investment fund on behalf of the participant. However, the Corporation has the discretion to (i) distribute such dividends directly to the participants; or (ii) to make payments on the ESOP loan and have additional shares allocated to participants accounts. Additional shares are allocated to participants' account as a result of the repayment of the ESOP loan.

     As the ESOP loan is repaid and shares are released from the unallocated stock fund, the Corporation records compensation expense equal to the amount of the principal reduction. In addition, the Corporation also records compensation expense in the amount of any discretionary contribution made to the ESOP. Dividends on all ESOP shares are charged to retained earnings.

     The Corporation recorded an ESOP compensation expense of $117,000, $132,000 and $182,000 in 1995, 1994 and 1993,
respectively, and are included in salaries and employee benefits.

Note 14 -- Fair Value of Financial Instruments

     The estimated fair values of the Corporation's financial instruments at December 31, 1995 and 1994 are as follows:

                                    December 31, 1995     December 31, 1994
                                    ------------------    ------------------
                                    Carrying    Fair      Carrying     Fair
(In thousands)                        Value     Value      Value      Value
- --------------                      ---------  -------    --------   -------
Financial assets:
  Cash and cash equivalents         $ 39,886   $ 39,886   $ 16,343   $ 16,343
  Securities available-for-sale       50,547     50,547     40,456     40,456
  Investment securities, net          61,406     60,831     86,224     79,684
  Loans, net of unearned income      195,172    195,736    183,323    181,002
  Less:  Allowance for loan losses    (2,582)        --     (2,729)        --
  Net loans                          192,590    195,736    180,594    181,022
Federal Home Loan Bank of
 New York stock                        2,669      2,669        663        663
Financial liabilities:
  Deposits                           315,038    316,034    296,166    295,660
  Borrowings                          10,206     10,206     10,049     10,049


Note 15 -- Commitments

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Bank to credit risk in excess of the amount recognized in the balance sheet.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Total credit exposure related to these items at December 31 1995 and 1994 is summarized below:

                                        Contractual Amount
                                          December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Mortgage loan commitments
 (primarily variable rate)              $  4,093  $  5,922
Unused portion of commercial
 lines of credit and undisbursed
 portion of construction loans            15,965     3,140
Unused portion of home equity
 lines of credit                           9,243     9,035
Performance standby letters of credit      1,542     1,682
                                        --------  --------
                                        $ 30,843  $ 19,779
                                        --------  --------
                                        --------  --------


     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held is generally real estate.

     Performance standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of an act of a customer to a third party. The most common purpose is to guarantee completion of sitework within a housing tract.

     Interest rates on the above commitments are primarily of a variable nature.

Note 16 -- Concentration of Credit Risk

     The Corporation grants residential, consumer, construction and commercial loans secured generally by real estate to customers located primarily in Somerset and Hunterdon Counties, New Jersey and nearby communities. A substantial portion of the Bank's loans are secured by real estate located in a recovering market. In addition, parcels of real estate acquired by foreclosure are located in the same market area. Accordingly, as with most financial institutions in the market area, the ultimate collectibility of a substantial portion of the loan portfolio and recoverability of real estate acquired by foreclosure are susceptible to changes in market conditions.

Note 17 -- Long-term Leases

     The future minimum rental commitments required under operating leases that have initial or remaining noncancellable lease terms in excess ot one year are as follows:


                                        Minimum
Year Ended December 31,                 Rent Expense
- -----------------------                 ------------
1996                                    $171,000
1997                                      54,000
1998                                      57,000
1999                                      59,000
2000                                      25,000
Thereafter                                    --
                                        --------
                                        $366,000
                                        --------
                                        --------


     Rent expense included in occupancy expense for the years ended December 31, 1995, 1994 and 1993 amounted to $177,000, $161,000 and
$165,000, respectively.

Note 18 -- Contingencies

     In the normal course of business, there are outstanding various legal proceedings and claims which are not included in the accompanying consolidated financial statements. In the opinion of management, the financial position, liquidity and results of operations of the Corporation will not be materially affected by the outcome of such legal proceedings and claims.

     On August 8, 1995, the Federal Deposit insurance Corporation ("FDIC") amended its regulations on insurance assessments to establish a new assessment rate schedule of 4 to 31 points in replacement of the existing schedule of 23 to 31 basis points for institutions whose deposits are subject to assessment by the Bank Insurance Fund ("BIF"). The FDIC has maintained the current assessment rate schedule of 23 to 31 basis points for institutions whose deposits are subject to assessment by the Savings Association Insurance Fund ("SAIF"). The new BIF schedule became effective on June 1, 1995. Assessments which had been collected at the previous assessment schedule, in excess of the amount due under the schedule were refunded with interest, and reduced operating expenses by $141,000 for the year ended December 31, 1995. Various legislative proposals regarding the future of the BIF and SAIF have been reported recently. Several of these proposals include a one-time special assessment for SAIF deposits and a subsequent comparable and reduced level of annual premiums for SAIF and BIF deposits. Based upon proposals currently being considered, the Corporation estimates a one-time special assessment for SAIF deposits (acquired in 1991) to be approximately $400,000 before tax benefit. The Corporation is unable to predict whether the current proposal or any similar proposal will be enacted or whether ongoing SAIF premiums will be reduced to a level comparable to BIF premiums.

Note 19 -- Dividends and Other Restrictions

     Subject to applicable law, the Board of Directors of the Bank and of the Corporation may each provide for the payment of dividends.

     The Bank will not be permitted to pay dividends on its capital stock if its retained earnings would thereby be reduced below the amount required for the liquidation account established at the time of its conversion to stock form (approximately $789,000 at December 31, 1995) or applicable regulatory capital requirements. New Jersey law provides that no dividend may be paid unless, after the payment of such dividend, the capital stock of the Bank will not be impaired and either the Bank will have a statutory surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce the statutory surplus of the Bank. The Bank has designated a capital surplus of $2.0 million, which is not available for the payment of dividends.

     During the years ended December 31, 1995, 1994 and 1993, the
Board of Directors declared cash dividends totaling $790,000, $694,000 and $573,000, respectively.

Note 20 -- Raritan Bancorp Inc. (Parent Company Only)

     Raritan Bancorp Inc. operates a wholly-owned subsidiary, The Raritan Savings Bank. The earnings of the Bank are recognized by the Corporation using the equity method of accounting. Accordingly, earnings of the Bank are recorded as increases in the Corporation's investment and any dividends wouid be recorded as dividend income from the Bank. For purposes of reporting cash flows, cash includes cash due from the bank. Condensed financial statements of the Parent Company only follow:

                       Raritan Bancorp Inc.
                       Parent Company Only

Condensed Balance Sheets

                                           December 31,
                                        ------------------
(In thousands)                            1995      1994
- --------------                          --------  --------
Assets:
  Cash                                  $    44   $    42
  Investment in subsidiary Bank          26,315    23,410
  Other assets                                2         2
                                        -------   -------
                                        $26,361   $23,454
                                        -------   -------
                                        -------   -------

Liabilities and shareholders' equity:
  Accrued expenses                      $    13   $    14
  Shareholders' equity                   26,348    23,440
                                        -------   -------
                                        $26,361   $23,454
                                        -------   -------
                                        -------   -------

Condensed Statements of Income

                                         Year Ended December 31,
                                   ----------------------------------
                                     1995       1994       1993
                                   --------   --------   --------
Income:
  Dividend income                  $1,480     $  700     $  600
Expenses                               16         16         22
                                   ------     ------     ------
                                    1,464        684        578
Income tax benefit                     (5)        (5)        (7)
                                   ------     ------     ------
Income before equity in
 undistributed earnings of
 subsidiary                         1,469        689        585
Equity in undistributed
 earnings of subsidiary             1,203      2,165      1,831
                                   ------     ------     ------
Net income                         $2,672     $2,854     $2,416
                                   ------     ------     ------
                                   ------     ------     ------

Consolidated Statements of Cash Flows

                                         Year Ended December 31,
                                      ------------------------------
                                        1995       1994       1993
                                      --------   --------   --------
Cash Flows from Operating Activities:
  Dividends received from the Bank    $ 1,480    $   700    $   600
  Expenses paid by cash                   (15)        (6)       (20)
  Income taxes reimbursed by Bank           4          4         10
                                      -------    -------    -------
Net cash provided by
 operating activities                   1,469        698        590
                                      -------    -------    -------
Cash Flows from Financing Activities:
  Common stock sold under
   stock option plan                      150          2         --
  Treasury stock acquired, at cost       (827)        --         --
  Dividends paid                         (790)      (694)      (573)
                                      -------    -------    -------
Net cash used by financing activites   (1,467)      (692)      (573)
Net increase in cash                        2          6         17
Cash at beginning of year                  42         36         19
                                      -------    -------    -------
Cash at end of year                   $    44    $    42    $    36
                                      -------    -------    -------
                                      -------    -------    -------

    A reconciliation of net income to net cash provided by operating activities follows:

                                                          Year Ended December 31,
                                                    ----------------------------------
                                                      1995           1994      1993
                                                    --------       --------  --------
Net income                                          $ 2,672        $ 2,854   $ 2,416
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Increase (decrease) in accrued expenses              (1)             9         3
    Decrease in income taxes receivable                   1             --         2
    Equity in undistributed earnings of subsidiary   (1,203)        (2,165)   (1,831)
                                                    -------        -------   -------
      Total adjustments                              (1,203)        (2,156)   (1,826)
                                                    -------        -------   -------
Net cash provided by operating activities           $ 1,469        $   698   $   590
                                                    -------        -------   -------
                                                    -------        -------   -------



Note 21 --     Federal Deposit Insurance Corporation Improvement
               Act of 1991 (FDICIA)

     FDICIA was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order. are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary federal regulator or by the FDIC, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized" it is generally placed in receivership or conservatorship within 90 days. The Corporation and the Bank currently exceed all minimum capital requirements.

Note 22 -- Pending Acquisition and Merger ("Manville")

     On March 23, 1994, Raritan Bancorp Inc. and Manville Savings
Bank, SLA jointly announced an agreement under which Manville will be acquired by Raritan and merged into The Raritan Savings Bank, the operating subsidiary of Raritan Bancorp Inc.

     Under the terms of the agreement, Manville will convert from a New Jersey charted savings association to a New Jersey chartered savings bank with the subsequent conversion of Manville from the mutual to the stock form of organization through the merger of Manville with and into The Raritan Savings Bank and the issuance by Raritan Bancorp Inc. of conversion stock in a subscription and community offering. The transaction is expected to close during the second quarter of 1996 and is subject to the approval of Manville's depositors.

     Manville is a New Jersey chartered savings association which conducts business through its office in Manville New Jersey. At
December 31, 1995, Manville had total assets of $15.3 million and total deposits of $13.9 million.

SUPPLEMENTAL FINANCIAL INFORMATION

Selected quarterly financial data for 1995 and 1994 follow:

(In thousands)                        1st Qtr   2nd Qtr   3rd Qtr   4th Qtr
1995
 Total interest income                $ 5,678   $ 5,812    $ 5,928   $ 6,038
 Net interest income                    2,671     2,523      2,585     2,670
 Provision for loan losses                 75        75         75        75
 Income before income tax expense       1,040       954      1,088     1,132
 Net income                               653       607        677       735
 Net income per share (primary)           .40       .37        .41       .45
 Net income per share (fully diluted)     .40       .37        .41       .45

 1994
 Total interest income                $ 4,845   $ 5,133    $ 5,426   $ 5,488
 Net interest income                    2,647     2,694      2,783     2,776
 Provision for loan losses                 75        75         75       225
 Income before income tax expense       1,162     1,068      1,138     1,063
 Net income                               727       675        733       719
 Net income per share (primary)           .46       .42        .45       .45
 Net income per share (fully diluted)     .46       .42        .45       .45


Independent Auditors' Report

To the Board of Directors and Shareholders
Raritan Bancorp Inc.

We have audited the consolidated balance sheets of Raritan Bancorp Inc. and subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted audited standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raritan Bancorp Inc. and subsidiary at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 2 to the consolidated financial statements, Raritan Bancorp Inc. and subsicliary changed its methods of accounting for certain investments in debt and equity securities in 1994 and income taxes and postretirement benefits other than pensions in 1993.


                              (S) KPMG Peat Marwick LLP

Short Hills, New Jersey
January 18, 1996

DIRECTORS AND OFFICERS

Board of Directors

William T. Anderson, M.D.
Physician

William W. Crouse
Vice Chairman and General Partner, HealthCare Investment
Corporation

Richard E. Fischer
President, Hunterdon Lumber Company

William T. Kelleher, Jr.
Sr. Partner, Kelleher and Moore, Attorneys-at-Law

Arlyn D. Rus
Chairman, President and Chief Executive Officer, Raritan Bancorp
Inc.

Thomas F. Tansey
Executive Vice President, Chief Operating Officer and Treasurer,
Raritan Bancorp Inc.

- -----------------------------------

William T. Kelleher
Director Emeritus

Anthony J. Santora
Director Emeritus

Officers of the Holding Company

Arlyn D. Rus
Chairman, President and Chief Executive Officer

Thomas F. Tansey
Executive Vice President, Chief Operating Officer and Treasurer

John J. Lukens
Senior Vice President

Lucille H. Daniel
Vice President and Secretary

Officers of the Bank

Arlyn D. Rus
President and Chief Executive Officer

Thomas F. Tansey
Executive Vice President, Chief Operating Officer and Treasurer

John J. Lukens
Senior Vice President and Senior Lending Officer

Lucille H. Daniel
Administrative Vice President, Secretary and Certifying Officer

James T. Condo
Vice President - Lending and Certifying Officer

Judith A. Flanagan
Vice President, Security Officer and Bank Secrecy Act Officer

Helen J. Frangelli
Vice President and Assistant Secretary

Duane W. Mittan
Auditor

Barbara A. Perry
Vice President - Human Resources

Bruce H. Poniatowski
Vice President, Controller and Compliance Officer

James J. Robinson
Vice President - Business Development

Jay R. Yarnell
Vice President - Business Development

Richard Leu
Assistant Vice President - Business Development

Kathleen A. Long
Assistant Vice President - Data Processing

Concetta Starapoli
Assistant Vice President and Assistant Secretary

Cathy L. Studer
Assistant Vice President and Assistant Controller

Edward J. Sweeney
Assistant Vice President

Kathleen M. Viola
Assistant Vice President - Branch Coordinator

Helen Dagiantis
Assistant Secretary - Branch Manager, Somerville

Johanna J. Grasing
Assistant Secretary - Branch Manager, Martinsville

Cynthia O'Keefe
Assistant Secretary - Branch Manager, Whitehouse Station

Robert M. Redmond
Assistant Secretary - Branch Manager, Warren

General Counsel

Kelleher and Moore

Special Counsel

Luse Lehman Gorman Pomerenk & Schick, P.C.

SHAREHOLDER INFORMATION

Annual Meeting

The Annual Meeting is scheduled for 10:00 a.m. Wednesday, April 24, 1996 at the Raritan Valley Country Club, State Highway No. 28,
Somerville, New Jersey.

Stock Listing

The common stock is traded over-the-counter on the NASDAQ National Market System under the ticker symhol RARB. Stock price quotations can be found in The Wall Street Journal and local daily newspapers. At March 8, 1996, the closing price of the common stock was $21.00 bid and $22.00 asked.

Inquiries

Thomas F. Tansey
Executive Vice President
Raritan Bancorp Inc.
9 West Somerset Street
P.O. Box 129
Raritan, New Jersey 08869
(908) 725-0080

The Annual Report on Form 10-K, filed with the Securities and
Exchange Commission, is available to shareholders without charge upon written request.

Auditors

KPMG Peat Marwick LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Transfer Agent and Registrar
Midlantic Bank, N.A.
Stock Transter Department
Metro Park Plaza, P.O. Box 600
Edison, New Jersey 08818

Number of Shares Outstanding and Shareholders

At March 8, 1996, Raritan Bancorp Inc. had 1,449,689 shares of $.01 par value common stock outstanding, owned by approximately 550 shareholders of record, including brokerage firms, banks and registered clearing agents acting as nominees for an indeterminate number of beneficial owners.

Price Range of Common Stock

                                             Dividend
 Quarter Ending           High      Low        Paid
- ----------------         ------    ------    --------
 December 31, 1995       $22.50    $21.50    $.130
 September 30, 1995       22.50     21.00     .130
 June 30, 1995            22.25     20.75     .130
 March 31, 1995           21.75     17.00     .130
 December 31, 1994        18.50     17.00     .115
 September 30, 1994       18.00     16.00     .115
 June 30, 1994            16.75     14.50     .115
 March 31, 1994           15.50     14.25     .115

Corporate Offices:
9 West Somerset Street
Raritan, New Jersey  08869
(908) 725-0080

Lending Office:
28 West Somerset Street
Raritan, New Jersey  08869
(908) 725-6677

Banking Offices:
9 West Somerset Street
Raritan, New Jersey  08869
(908) 725-0080

1921 Washington Valley Road
Martinsville, New Jersey  08836
(908) 469-5300

151 Adamsville Road
Somerville, New Jersey  08876
(908) 231-0766

51 Mountain Boulevard
Warren, New Jersey  07059
(908) 769-1880

Whitehouse Mall
Routes 22 East and 523
Whitehouse Station, New Jersey  08889
(908) 534-5664