Form 10-K, Exhibit 13
period 1996-12-31
RARITAN BANCORP INC
filed 1997-03-31
CIK 811434

                                   EXHIBIT 13

                                 ANNUAL REPORT

RARITAN BANCORP INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS


William T. Anderson, M.D.

Arlyn D. Rus

William T. Kelleher, Jr.


Thomas F. Tansey

William W. Crouse

Peter S. Johnson

     [PHOTOGRAPHS OF RARITAN BANCORP INC. BOARD OF DIRECTORS APPEARS HERE]


General

   Raritan Bancorp Inc. (the "Corporation") is a bank holding company for The Raritan Savings Bank (the "Bank"). The principal business of the Corporation consists of the business of the Bank. The Bank is a New Jersey-chartered stock savings bank with offices in Raritan, Manville, Martinsville, Somerville, Warren and Whitehouse Station, New Jersey.

   Effective August 1, 1996, the Manville Savings Bank, SLA ("Manville") was merged with, and into, the Bank pursuant to a merger agreement. As part of the merger, 124,596 common shares of the Corporation were issued. Proceeds from the issuance of these shares totaled $2.0 million. The transaction was accounted for using the purchase method of accounting. Negative goodwill totaling $746,000 was recorded and will be accreted to income over a five-year period using the straight-line method. Net loans and deposits acquired totaled $11.9 million and $12.5 million, respectively.

   At December 31, 1996, the Corporation had total assets of $375.4 million compared to $354.8 million at December 31, 1995, an increase of 5.8%.

   Securities available-for-sale and investment securities, net (comprised primarily of United States Treasury securities, obligations of U.S. government agencies, obligations of states and political subdivisions, and mortgage-backed securities issued by Federal agencies) decreased $12.8 million, or 11.4%, to $99.2 million at December 31, 1996. Net loans increased $39.5 million, or 20.5%, to $232.1 million at December 31, 1996. Of the $52.9 million of mortgage disbursements, $3.2 million was of a fixed-rate nature, while the balance of $49.7 million was adjustable rate or of a short-term nature. Consumer and commercial lending disbursements totaled $30.8 million for 1996 and consisted primarily of loans which are tied to the prime lending rate, or of a short-term nature.

   Non-performing loans (over 90 days delinquent) and real estate acquired by foreclosure totaled $1,420,000, or 0.6% of total net loans and real estate acquired by foreclosure at December 31, 1996, compared to $1,225,000, or 0.6% of total net loans and real estate acquired by foreclosure at December 31, 1995.

   During the year ended December 31, 1996, the Bank provided $450,000 to the allowance for loan losses, compared to $300,000 a year earlier. The increased provision was in response to a growing diversified loan portfolio.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

                     SELECTED CONSOLIDATED FINANCIAL DATA


(Dollars in thousands, except per share data)
At or for the year ended December 31,                           1996           1995           1994           1993           1992
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:

   Total assets                                             $375,393       $354,810       $333,546       $307,332       $292,507
   Total net loans                                           232,105        192,590        180,594        162,701        157,504
   Securities available-for-sale, at fair value               47,253         50,547         40,456             --             --
   Investment securities, net                                 51,919         61,406         86,224        121,074        111,666
   Deposits                                                  331,178        315,038        296,166        281,333        268,223
   Shareholders' equity                                       28,268         26,348         23,440         22,391         20,425

Operating Data:

   Interest and fee income                                  $ 24,931       $ 23,456       $ 20,892       $ 20,049       $ 22,345
   Interest expense                                           12,857         13,007          9,992          9,230         11,706
--------------------------------------------------------------------------------------------------------------------------------
   Net interest income                                        12,074         10,449         10,900         10,819         10,639
   Provision for loan losses                                     450            300            450          2,290            945
--------------------------------------------------------------------------------------------------------------------------------
   Net interest income after provision for loan losses        11,624         10,149         10,450          8,529          9,694
--------------------------------------------------------------------------------------------------------------------------------
   Other income                                                  720            658            702          2,658            726
   Operating expenses                                          7,423          6,593          6,721          7,432          6,986
--------------------------------------------------------------------------------------------------------------------------------
   Income before income tax expense and
      cumulative effect of accounting changes                  4,921          4,214          4,431          3,755          3,434
   Income tax expense                                          1,813          1,542          1,577          1,352          1,482
   Cumulative effect of accounting changes                        --             --             --             13             --
--------------------------------------------------------------------------------------------------------------------------------
   Net income                                               $  3,108       $  2,672       $  2,854       $  2,416       $  1,952
--------------------------------------------------------------------------------------------------------------------------------
   Net income per share (primary)                           $   1.91       $   1.63       $   1.78       $   1.53       $   1.29
--------------------------------------------------------------------------------------------------------------------------------
   Net income per share (fully diluted)                         1.90           1.63           1.78           1.52           1.29
--------------------------------------------------------------------------------------------------------------------------------
   Cash dividends per common share                              0.60           0.52           0.46           0.38           0.32
--------------------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios:
   Return on average assets                                     0.89%          0.80%          0.88%          0.81%          0.67%
   Return on average equity                                    11.71          10.53          12.33          11.22           9.84
   Dividend payout ratio                                       31.58          31.90          25.84          25.00          24.81
   Average equity to average assets                             7.60           7.64           7.14           7.20           6.84
   Interest rate spread1                                        3.13           2.84           3.19           3.51           3.50
   Net yield on average interest-earning assets1                3.60           3.30           3.52           3.79           3.85
   Average interest-earning assets to
      average interest-bearing liabilities                      1.12x          1.11x          1.10x          1.09x          1.08x
   Non-performing assets to total assets                        0.38%          0.35%          0.63%          1.17%          1.03%


1 Calculated on a fully-taxable basis.

NOTE: The above figures reflect the effect of the three-for-two stock split paid in the form of a stock dividend on December 1, 1993.

RARITAN BANCORP INC. AND SUBSIDIARY

   The following table provides a summary of the Corporation's non-performing loans and real estate acquired by foreclosure at December 31, 1996:

                                     Number of Loans              Amount
--------------------------------------------------------------------------------
                                                          (In thousands)
First mortgage loans                               4            $    576
Home equity loans                                  2                 115
Second mortgage loans                              1                  47
Commercial loans                                   2                 326
Loans with modified terms                          3                 253
--------------------------------------------------------------------------------
Total non-performing loans                        12               1,317
Real estate acquired by foreclosure
   (included in Other Assets)                      1                 103
--------------------------------------------------------------------------------
                                                  13              $1,420
================================================================================

   The twelve non-performing loans are secured by real restate.

   Based on a review of all non-performing loans and "watch list" loans (loans on the "watch list" include performing loans rated substandard and special mention at December 31, 1996), a specific allowance of $1,011,000 has been allocated to such loans, together with a general allowance of $1,954,000 on the remaining loan portfolio taken as a whole. During 1996, the Bank charged off $380,000 of loans, compared to $465,000 in the previous year. At December 31, 1996, the ratio of the allowance for loan losses to non-performing loans was 225.1%.

   During the year, management reviews, on a quarterly basis, the overall adequacy of the allowance for loan losses based on an evaluation of the risk characteristics of the loan portfolio both on potential individual problem loans, and on the aggregate loan portfolio taken as a whole. Such factors as the financial condition of the borrower, the fair value of the underlying collateral and other items which, in management's opinion, deserve recognition in estimating the adequacy of the allowance for loan losses, are evaluated.

   The provision for loan losses for the years ended December 31, 1996, 1995 and 1994 was $450,000, $300,000 and $450,000, respectively. The reduced provision in 1995 resulted from a strengthening economy and recovering real estate market, together with aggressive recognition and resolution of existing and potential problem areas. The increased provision in 1996 is the result of responding to a growing diversified loan portfolio.

   In addition, there are no potential problem loans not included in non-performing assets which causes management to have serious doubts as to the ability to comply with the present loan repayment terms, and which require disclosure as non-performing loans, or which management believes will materially affect future operating results, liquidity or capital resources.

   Because of gradually increasing interest rates during the second half of 1996, the Corporation experienced a decrease in the net unrealized gain on securities available-for-sale to $325,000 at December 31, 1996 from $623,000 at December 31, 1995. Net unrealized losses on investment securities, net increased to $717,000 at December 31, 1996 compared to $575,000 a year earlier.

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

   Since 99.1% of the Corporation's securities portfolio is comprised of securities guaranteed by the United States government or its agencies, the possibility of declines in the market value which are other than temporary are considered remote.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

   Deposits grew to $331.2 million at December 31, 1996 from $315.0 million at December 31, 1995. Net deposits acquired from the aforementioned Manville merger and acquisition totaled $12.5 million. Deposit outflows, net of interest credited of $12.8 million, totaled $9.1 million.

   Shareholders' equity totaled $28.3 million, or $18.67 per share, at December 31, 1996, compared to $26.3 million, or $17.66 per share, at December 31, 1995. The increase is the result of net income totaling $3,108,000 for the year ended December 31, 1996, together with a decrease of $52,000 in the ESOP debt, plus $28,000 from the issuance of 3,000 common treasury shares for stock options, and $2,137,000 from the issuance of 124,596 shares of common treasury shares in connection with the Manville merger and acquisition, offset by the $212,000 fair value adjustment of securities available-for-sale, dividends paid to shareholders of $893,000 and the repurchase of 106,076 shares of the Corporation's common stock for $2,300,000.

Comparison of Years Ended December 31, 1996 and 1995

   Interest Income: Total interest income increased in 1996, on a fully-taxable basis, to $25.0 million, an increase of $1.5 million, or 6.4%, from $23.5 million in 1995. The increase is primarily the result of an increase in average interest-earning assets to $335.7 million from $318.0 million for the prior year, together with an increase in the average yield to 7.43% from 7.39% a year earlier. The increase in loan disbursement volume was responsible for the increase in net interest income. Funding for earning assets came primarily from loan and securities repayments.

   Interest income for 1996 was also affected by the loss of interest income on non-performing loans and real estate acquired by foreclosure. When a loan becomes more than ninety days delinquent, the Corporation discontinues the accrual of interest income and deducts interest income on that loan which had previously been accrued into interest income for such period of time. The loss of interest on loans charged off, non-performing loans and real estate acquired by foreclosure was approximately $142,000, for 1996.

   Interest Expense: Interest expense decreased $150,000, or 1.2%, to $12.9 million in 1996, from $13.0 million in 1995 primarily as the result of the decrease in average borrowings (primarily agreements to repurchase the same securities) to $305,000 from $4,655,000 a year earlier, in addition to a 25 basis point decrease in the cost of interest-bearing liabilities, partially offset by an overall increase of $17.5 million in the average balances due to depositors.

   Net Interest Income: The net interest income results of the Corporation depend upon the interest rate spread between the average yield earned on its loan and investment portfolios and the average rate paid on its deposit accounts and borrowings.

   Net interest income on a fully-taxable equivalent basis of $12.1 million for the year ended December 31, 1996 increased $1.6 million from $10.5 million for 1995. As shown by the tables on pages 16 and 17, net interest income increased primarily as a result of a 14.4% increase in average net earning assets (primarily the net increase in the loan portfolio) to $36.9 million from $32.2 million a year earlier. The increased volume in average net earning assets together with the thirty basis point increase in the net yield on average interest-earning assets resulted in the 15.5% increase in net interest income (on a fully-taxable equivalent basis).

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

RARITAN BANCORP INC. AND SUBSIDIARY

   The provision for loan losses for 1996 was $450,000 compared to $300,000 for 1995. As described above, the increased provision for 1996 was in response to a growing diversified loan portfolio. The provision was considered sufficient based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb any potential losses.

   Other Income: Service charges and other income increased 19.4% primarily as a result of the full effect of the upward repricing of certain services relating to deposit products which was effective in mid-1995. During 1996, an obligation of a state and political subdivision which was classified as available-for-sale in the amount of $50,000 was called at a gross gain of $1,000.

   Operating Expenses: Other expenses for the year ended December 31, 1996 increased $830,000, or 12.6%, to $7.4 million from $6.6 million a year earlier. Salaries and employee benefits increased to $326,000, or 9.6%, to $3.7 million from $3.4 million a year earlier. The addition of five employees from the Manville merger and acquisition together with normal merit and cost of living increases contributed to the increase, together with a $175,000 ESOP contribution, partially offset by a reduction in health insurance premiums. Occupancy expenses increased $104,000, or 16.0%, to $753,000 from $649,000 in 1995. The increase results primarily from the rent expense associated with the new Manville branch office. Unanticipated snow removal expenses during the first quarter of 1996 also contributed to the increase. The Federal Deposit Insurance Corporation ("FDIC") insurance premium increased $145,000, or 34.0%, to $571,000 in 1996 from $426,000 a year earlier. On September 30, 1996, Federal legislation was enacted which imposed a special one-time assessment on Savings Association Insurance Fund ("SAIF") insured deposits, including approximately $83.0 million in "Oakar" and "Sasser" deposits held by the Bank, to recapitalize the SAIF and spread the obligations for payment of the Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. The Bank took a pre-tax charge of $436,000 as a result of this special assessment. (See Note 19 for additional information.) Net cost of operation of other real estate increased $191,000 to $51,000 in 1996 from a credit balance of $140,000 in 1995. The 1995 balance included a $218,000 balance in the allowance for losses on real estate acquired by foreclosure which was eliminated and credited to the net cost of operation of real estate. Other operating expenses increased $64,000 to $2.3 million in 1996 as a result of increases in outside services, legal fees, consulting fees, supervisory examination and outside audit fees, marketing fees and office supplies.

   Income Tax Expense: Income taxes increased $271,000 to $1.8 million in 1996 from $1.5 million for the prior year. Increases and decreases are basically direct functions of the Corporation's pretax income.

   If certain conditions were met, under tax law that existed prior to 1996, thrift institutions, such as the Bank, in determining taxable income, were allowed a special bad debt deduction based on a percentage of taxable income before such deduction. The Corporation prepares and files its tax return on a calendar year basis. The Corporation used the experience method in preparing the Federal income tax return for calendar years 1995 and 1994. The tax bad debt reserve method was repealed for tax years beginning after 1995. As a result, the Corporation may no longer use the percentage of taxable income reserve method. A small thrift (one with $500 million or less in assets) is allowed to use either the specific charge-off method or the "bank" experience method of Section 585 of the Internal Revenue Code to compute its bad debt deduction.

   Based upon 1996 Federal tax law changes, thrift institutions are generally required to recapture into income the portion of its bad debt reserve (other than supplemental reserve) that exceeds its base year (December 31, 1987) reserves. The recapture amount generally will be taken into income ratably (on a straight-line basis) over a six-year period. Under a small thrift exception, the Corporation's tax reserves for bad debts equaled its allowable experience reserve method and therefore, the Corporation will have no recapture.

                                            RARITAN BANCORP INC. AND SUBSIDIARY

   The Corporation has not recognized a deferred tax liability of approximately $746,000 for bad debt reserves for tax purposes which arose in tax years beginning before December 31, 1987 (i.e., base year). A deferred tax liability will be recognized if the Corporation expects that charges to the bad debt reserves, other than the losses on loans or recomputations of bad debt deductions resulting from operating loss carrybacks to prior years, would result in taxable income. The Corporation does not anticipate any such recognition in the foreseeable future.

   For 1996, the bad debt deduction for taxes was $369,000, compared to $407,000 for 1995. (See Note 8 for additional information on the income taxes of the Corporation.)

Comparison of Years Ended December 31, 1995 and 1994

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

   Interest income for 1995 was also affected by the loss of interest income on non-performing loans and real estate acquired by foreclosure. When a loan becomes more than ninety days delinquent, the Corporation discontinues the accrual of interest income and deducts interest income on that loan which had previously been accrued into interest income for such period of time. The loss of interest on loans charged off, non-performing loans and real estate acquired by foreclosure was approximately $224,000, for 1995.

   Interest Expense: Interest expense increased $3.0 million, or 30.0%, to $13.0 million in 1995, from $10.0 million in 1994 primarily as the result of a $4.1 million increase in average interest-bearing liabilities together with a 1.0% increase in average cost of interest-bearing liabilities to 4.55%, from 3.55% in 1994. Net additions to market-rate certificates, primarily those with 9 and 12 month maturities, totaling $26.6 million, with a shift from NOW, regular savings accounts and 6-month certificates were responsible for the increase in interest expense for 1995.

   Net Interest Income: The net interest income results of the Corporation depend upon the interest rate spread between the average yield earned on its loan and investment portfolios and the average rate paid on its deposit accounts and borrowings.

   Net interest income on a fully-taxable equivalent basis of $10.5 million for the year ended December 31, 1995 decreased $400,000 from $10.9 million for 1994. As shown by the tables on pages 16 and 17, net interest income decreased primarily as a result of a 1.0% increase in the average interest rate paid on interest-bearing liabilities, partially offset by an increase in net earning assets totaling $3.8 million. The lower net interest income also reflected the Bank's reliance on shorter-term interest-bearing funds to support interest-earning asset growth in the loan category. The decline in the interest rate spread reflects the rising interest rate environment which began in 1994 and continued into 1995, as the Bank's deposits repriced upwardly more rapidly on shorter-term certificates than the loan portfolio, particularly for adjustable-rate loans which are tied to indices which lag increases in market interest rates. Both tables are presented on a fully-taxable equivalent basis which represents the additional benefit derived from investments which are fully exempt from Federal income taxes.

RARITAN BANCORP INC. AND SUBSIDIARY

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

   Other Income: Service charges and other income increased 8.7% to $602,000 in 1995 from $554,000 a year earlier primarily as a result from the upward repricing of certain services relating to deposit products. During 1995, an equity security previously written off in 1993 was redeemed at a gain of $56,000. During 1994, the Corporation sold mortgage-backed securities issued by Federal agencies which were classified as available-for-sale in the amount of $3,046,000 at a gross gain of $143,000. In addition, during 1994 obligations of states and political subdivisions which were classified as available-for-sale in the amount of $206,000 were called at a gross gain of $5,000.

   Operating Expenses: Operating expenses for the year ended December 31, 1995 decreased $128,000, or 1.9%, to $6.6 million from $6.7 million a year earlier. Salaries and employee benefits increased $307,000, or 9.9%, to $3.4 million from $3.1 million in 1994. Staff and normal salary increases contributed to the increase. Occupancy expenses decreased $61,000, or 8.6%, to $649,000 from $710,000 for 1994. The decrease results primarily from reduced snow removal expenses in 1995 and the absence of the accelerated amortization of leasehold improvements in 1994 at the former Whitehouse Station, New Jersey office whose lease expired in 1994. The FDIC insurance premium decreased $227,000, or 34.8%, as a result of a new assessment rate schedule established by the FDIC. This new schedule of 4 to 31 basis points of the deposit assessment base replaces the existing schedule of 23 to 31 basis points for institutions whose deposits are subject to assessment by the BIF. The FDIC has maintained the current assessment rate schedule of 23 to 31 basis points for institutions whose deposits are subject to assessment by the SAIF. The new BIF schedule became effective on June 1, 1995. Assessments which had been collected at the previous assessment schedule, in excess of the amount due under the schedule were refunded with interest and reduced operating expenses by $141,000 during 1995.

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

   Income Tax Expense: Income taxes decreased $35,000 to $1.5 million in 1995 from $1.6 million for the prior year. Increases and decreases are basically direct functions of the Corporation's pretax income. For 1995, the bad debt deduction for taxes was $407,000 compared to $1.2 million for 1994. (See Note 8 for additional information on the income taxes of the Corporation.)

                                             RARITAN BANCORP INC. AND SUBSIDIARY

Asset/Liability Management

   The Corporation continues to place emphasis on shortening the repricing intervals and maturities of interest-earning assets in order to better match the corresponding repricing intervals and maturities of interest-bearing liabilities while maintaining an adequate spread and asset quality. However, in order to meet the demands of consumers in the Corporation's local lending area for longer-term fixed-rate mortgage loans, the Corporation will originate such loans. Of the $52.9 million of first mortgage loans disbursed during 1996, $3.2 million were fixed-rate mortgages and $49.7 million were of an adjustable or short-term nature.

   The primary measure of interest rate risk is the gap report which details the repricing and maturity differences for assets and liabilities for various future time periods. This gap provides an indication of the extent to which the Corporation's net interest income will be affected by future changes in market interest rates. A positive gap may enhance net interest income when rates rise. Conversely, a negative gap position (i.e. rate sensitive liabilities exceed rate-sensitive assets) indicates that in a rising rate environment net interest income may be reduced, and declining interest rates may result in increased net interest income. Such fluctuations may also tend to affect the liquidity and operations of the Corporation.

   At December 31, 1996, the ratio of interest-earning assets repricing or maturing within one year to interest-bearing liabilities repricing or maturing within one year was 74.9%. This liability sensitive gap indicates that over the course of a year an upward movement in rates will negatively impact net interest income since liabilities will reprice faster than assets. The gap report has some inherent limitations: it is static (i.e. point-in-time); it does not capture basis risk; and it does not capture risk that varies non-proportionally with rate movements. The current one-year gap of 74.9% is considered by management to be an acceptable level of interest rate risk.

   A significant percentage (50%) regular savings and clubs (which include Prime Performance accounts) is allocated in the "Over 10 years" repricing category based on the historical trend of stability and constancy of growth of these accounts.

Liquidity and Capital Resources

   The Corporation's liquidity is a measure of its ability to fund loans and withdrawal of deposits in a cost-effective manner. The Corporation's principal sources of funds are deposits, scheduled amortization and prepayment of loan principal, maturities and principal repayments of securities and funds provided by operations. At December 31, 1996, the Corporation's liquid assets (cash and investment securities maturing in one year or less) totaled $33.8 million which represents 9.0% of total assets.

   The Corporation's main liquidity demands come from loan disbursements which totaled $83.7 million. At December 31, 1996, outstanding commitments to extend credit totaled $42.3 million. Management believes that the Corporation has adequate sources of liquidity to fund these commitments.

   Both the Corporation and the Bank are subject to regulatory capital requirements mandated by the Federal Reserve Board (FRB) and the Federal Deposit Insurance Corporation (FDIC), respectively. Both are required to maintain minimum capital requirements, defined by both the FRB and FDIC as risk-based capital (Tier 1 and Total and leverage capital ratio).

   The following chart presents the minimum capital requirement ratios and actual ratios for both the Corporation and the Bank:


December 31, 1996                      Required       Actual       Excess
--------------------------------------------------------------------------------
The Corporation:
   Risk-based capital:
      Tier 1                               4.00%       12.834%       8.834%
      Total                                8.00        14.086        6.086
   Leverage capital ratio                  4.00         7.440        3.440
The Bank:
   Risk-based capital:
      Tier 1                               4.00%       12.833%       8.833%
      Total                                8.00        14.085        6.085
   Leverage capital ratio                  4.00         7.440        3.440


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

RARITAN BANCORP INC. AND SUBSIDIARY

   The following table presents for the periods indicated the total dollar amount of interest income from interest-earning assets and the yields as well as the interest paid on interest-bearing liabilities, expressed in both dollars and rates:

                                                                Year ended December 31,
                                 -------------------------------------------------------------------------------------------------
                                               1996                           1995                                1994
                                 -------------------------------------------------------------------------------------------------
                                 Average             Yield/     Average               Yield/      Average                  Yield/
(Dollars in thousands)           Balance  Interest/1/  Cost     Balance  Interest/1/    Cost      Balance   Interest/1/      Cost
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-Earning Assets:
   Loans/2/                     $208,367    $17,317     8.31%  $188,116    $15,631       8.31%    $172,673     $13,412        7.77%
   Taxable investments           111,760      6,798     6.08    120,203      7,270       6.05      124,763       6,966        5.58
   Tax-exempt investments            767         80    10.43        793         84      10.59          837          89       10.63
   Deposits with banks            14,842        765     5.15      8,878        501       5.64       11,832         457        3.86
                                --------    -------            --------    -------                --------     -------
Total interest-earning assets    335,736     24,960     7.43    317,990     23,486       7.39      310,105      20,924        6.74
                                            -------    -----               -------      -----                  -------       -----
Non-interest-earning assets/3/    13,238                         14,075                             14,185
                                --------                       --------                           --------
   Total                        $348,974                       $332,065                           $324,290
                                ========                       ========                           ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-Bearing Liabilities:

   Transaction accounts/4/     $  22,150  $     468     2.11% $  19,312   $    437       2.26%   $  18,874   $     426        2.26%
   Savings accounts/5/           114,789      3,921     3.42    119,038      4,718       3.96      128,702       4,291        3.33
   Market-rate certificates      161,620      8,442     5.22    142,744      7,548       5.29      131,897       5,144        3.90
   Borrowings                        305         26     8.52      4,655        304       6.53        2,204         131        5.94
                                --------    -------            --------    -------                --------     -------
Total interest-bearing
   liabilities                   298,864     12,857     4.30    285,749     13,007       4.55      281,677       9,992        3.55
                                            -------    -----               -------      -----                  -------       -----
Non-interest-bearing
   liabilities                    22,423                         19,812                             18,575
Other liabilities                  1,153                          1,134                                894
                                --------                       --------                           --------
   Total liabilities             322,440                        306,695                            301,146
Shareholders' equity              26,534                         25,370                             23,144
                                --------                       --------                           --------
   Total                        $348,974                       $332,065                           $324,290
                                ========                       ========                           ========
Net interest income/
   interest rate spread/6/                  $12,103     3.13%              $10,479       2.84%                 $10,932        3.19%
                                            =======    =====               =======      =====                  =======       =====
Net earning assets/net
   yield on average
   interest-earning assets/7/    $36,872                3.60%   $32,241                  3.30%     $28,428                    3.52%
                                ========                =====  ========                  =====    ========                    =====
Ratio of interest-earning
   assets to interest-
   bearing liabilities                                  1.12x                            1.11x                                1.10x
                                                        =====                            =====                                =====

1. On a fully-taxable equivalent basis. Effective tax rate used was approximately 36%.
2. Loans include non-accruing (i.e. non-performing) loans. Loan fees included in interest income were $324,000, $275,000 and $238,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
3. Included in non-interest-earning assets is real estate acquired by foreclosure.
4. Includes NOW and SWEEP accounts.
5. Include money market deposit accounts, regular savings and club accounts, and Prime Performance accounts.
6. Interest rate spread represents the difference between average yield earned on interest-earning assets and average cost of interest-bearing liabilities.
7. Net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

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

                                             Year 1996 compared to 1995                        Year 1995 compared to 1994
                                                 Increase/(Decrease)                               Increase/(Decrease)
(In thousands)                            Volume           Rate            Net            Volume            Rate            Net
-------------------------------------------------------------------------------------------------------------------------------
Interest-Earning Assets:
Loans                                     $1,686          $  --         $1,686            $1,249         $   970         $2,219
Taxable investments                         (508)            36           (472)             (225)            529            304
Tax-exempt investments                        (3)            (1)            (4)               (5)             --             (5)
Deposits with banks                          303            (39)           264               (52)             96             44
-------------------------------------------------------------------------------------------------------------------------------
Total income on interest-
   earning assets                          1,478             (4)         1,474               967           1,595          2,562
-------------------------------------------------------------------------------------------------------------------------------

Interest-Bearing Liabilities:
Transaction accounts                          57            (26)            31                11              --             11
Savings accounts                            (165)          (632)          (797)             (281)            708            427
Market-rate certificates                     993            (99)           894               451           1,953          2,404
Borrowings                                  (413)           135           (278)              159              14            173
-------------------------------------------------------------------------------------------------------------------------------
Total expense on
   interest-bearing liabilities              472           (622)          (150)              340           2,675          3,015
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                       $1,006          $ 618         $1,624           $   627         $(1,080)        $ (453)
===============================================================================================================================


RARITAN BANCORP INC. AND SUBSIDIARY

   The following table sets forth the schedule repricing or maturity of the Corporation's interest-sensitive assets and liabilities at December 31, 1996.

                                                        More than     More than 1    More than 3    More than 5      Over
                                            6 months     6 months    year through  years through  years through        10
(In thousands)                               or less    to 1 year         3 years        5 years       10 years     Years     Total
-----------------------------------------------------------------------------------------------------------------------------------
Interest-Earnings Assets:
Mortgage loans (1)                         $  45,433     $ 34,175      $  67,816         $29,806        $12,924  $     --  $190,154
Consumer and other loans (1)                  30,561        4,072          6,255           2,344          2,088        --    45,320
Securities available-for-sale (1) (2) (3)      9,473        4,192         13,470          10,055          9,145       918    47,253
Investment securities, net (1) (2) (4)         7,653        6,622         16,929          20,715             --     2,672    54,591
Interest-earning deposits in other banks      27,300           --             --              --             --        --    27,300
-----------------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets             120,420       49,061        104,470          62,920         24,157     3,590   364,618
-----------------------------------------------------------------------------------------------------------------------------------

Interest-Bearing Liabilities:
Now accounts                                  22,374           --             --              --             --        --    22,374
Money market deposit accounts                 16,958           --             --              --             --        --    16,958
Regular savings and clubs (5)                 50,553          114             --              --             --    50,492   101,159
Market-rate certificates                      92,291       33,825         29,671          13,291             --        --   169,078
Borrowings                                    10,154           --             --              --             --        --    10,154
-----------------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities        192,330       33,939         29,671          13,291             --    50,492   319,723
-----------------------------------------------------------------------------------------------------------------------------------
Sensitivity GAP                            $ (71,910)   $  15,122      $  74,799         $49,629        $24,157  $(46,902) $ 44,895
===================================================================================================================================

Cumulative sensitivity GAP                 $ (71,910)    $(56,788)     $  18,011         $67,640        $91,797  $ 44,895
=========================================================================================================================
Cumulative sensitivity GAP as a
   percent of total assets                     -19.2%       -15.1%           4.8%           18.0%          24.5%     12.0%
Cumulative interest-earnings assets
   as a percent of
   interest-bearing liabilities                 62.6%        74.9%         107.0%          125.1%         123.1%    114.0%


1. Maturity/rate sensitivity is based upon contractual maturity and repayments of principal. The repayment experience reflected is based on the Corporation's historical experience. ARM loans are categorized by "next" repricing date.
2. U.S. Treasury securities and obligations of U.S. government agencies (excluding mortgage-backed securities) and obligations of states and political subdivisions are categorized by the contractual maturity of the instrument.
3. Federal Home Loan Mortgage Corporation ("FHLMC") stock is categorized in the "Over 10 years" repricing interval.
4. Federal Home Loan Bank stock is categorized in the "Over 10 years" repricing interval.
5. Regular savings and clubs (which include Prime Performance accounts) are available for immediate withdrawal. However, a significant portion has been included in the "Over 10 years" category because management considers such deposits as stable sources of funds.

   The following table presents the average yield on interest-earning assets and average cost of interest-bearing liabilities, the interest rate spread, and the net yield on average interest-earnings assets for the years indicated.



Year ended December 31,                                              1996            1995           1994
--------------------------------------------------------------------------------------------------------
Yield on loans                                                       8.31%           8.31%          7.77%
Yield on taxable investments                                         6.08            6.05           5.58
Yield on tax-exempt investments                                     10.43           10.59          10.63
Yield on deposits with banks                                         5.15            5.64           3.86
Combined yield on interest-earning assets                            7.43            7.39           6.74
Cost of transaction accounts                                         2.11            2.26           2.26
Cost of savings accounts                                             3.42            3.96           3.33
Cost of market-rate certificates                                     5.22            5.29           3.90
Cost of borrowings                                                   8.52            6.53           5.94
Combined cost of interest-bearing liabilities                        4.30            4.55           3.55
Interest rate spread                                                 3.13            2.84           3.19
Net yield on average interest-earning assets                         3.60            3.30           3.52


Note: All yields are on a fully-taxable basis assuming an effective income tax rate of approximately 36%.

                                         RARITAN BANCORP INC. AND SUBSIDIARY

                                                 CONSOLIDATED BALANCE SHEETS


(Dollars in thousands, except share data)
December 31,                                                                               1996                 1995
--------------------------------------------------------------------------------------------------------------------
Assets
   Cash and due from banks                                                             $  5,453             $  8,586
   Federal funds sold                                                                    27,300               31,300
--------------------------------------------------------------------------------------------------------------------
      Total cash and cash equivalents                                                    32,753               39,886
--------------------------------------------------------------------------------------------------------------------
   Securities available-for-sale, at fair value                                          47,253               50,547
   Investment securities, net (fair value $51,202 in 1996 and $60,831 in 1995)           51,919               61,406
   Loans                                                                                235,474              195,639
      Less:
      Unearned income                                                                       404                  467
      Allowance for loan losses                                                           2,965                2,582
--------------------------------------------------------------------------------------------------------------------
      Total net loans                                                                   232,105              192,590
--------------------------------------------------------------------------------------------------------------------
Banking premises and equipment, net                                                       3,689                3,231
Federal Home Loan Bank of New York stock, at cost                                         2,672                2,669
Accrued interest receivable                                                               1,947                1,859
Other assets                                                                              3,055                2,622
--------------------------------------------------------------------------------------------------------------------
      Total assets                                                                     $375,393             $354,810
--------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
   Due to depositors:
      Interest-bearing                                                                 $309,569             $294,210
      Non-interest-bearing                                                               21,609               20,828
--------------------------------------------------------------------------------------------------------------------
      Total deposits                                                                    331,178              315,038
--------------------------------------------------------------------------------------------------------------------
   Borrowings                                                                            10,154               10,206
   Accrued interest payable                                                                  59                   61
   Accrued expenses and other liabilities                                                 5,734                3,157
--------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                 347,125              328,462
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Preferred stock, $.01 par value 2,000,000 shares authorized; none issued
   Common stock, $.01 par value, 3,500,000 shares authorized at
      December 31, 1996 and 1995;                                                            --                   --
      1,725,000 shares issued with 1,513,709 and 1,492,189 shares
      outstanding at December 31, 1996 and 1995, respectively                                17                   17
   Additional paid-in capital                                                            11,165               10,598
   Retained earnings                                                                     20,016               17,801
   Fair value adjustment of securities available-for-sale, net of tax                       204                  416
   Less: Unallocated common stock acquired by the ESOP                                      154                  206
         Cost of common stock in treasury, 211,291 shares at
             December 31, 1996 and 232,811 shares at December 31, 1995                    2,980                2,278
--------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                         28,268               26,348
--------------------------------------------------------------------------------------------------------------------
   Commitments and contingencies (Notes 14,15, 16, 17 and 18)
      Total liabilities and shareholders' equity                                       $375,393             $354,810
====================================================================================================================

See accompanying notes to consolidated financial statements.

RARITAN BANCORP INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME


(Dollars in thousands, except per share data)
Year ended December 31,                                                       1996           1995           1994
----------------------------------------------------------------------------------------------------------------
Interest Income:
   Interest and fees on real estate loans                                  $13,475        $12,011        $10,307
   Interest and fees on other loans                                          3,842          3,620          3,105
   Interest and dividends on securities:
      Taxable                                                                6,798          7,270          6,966
      Tax-exempt                                                                51             54             57
   Interest on deposits in other banks                                         765            501            457
----------------------------------------------------------------------------------------------------------------
      Total interest income                                                 24,931         23,456         20,892
----------------------------------------------------------------------------------------------------------------

Interest Expense:
   Interest on deposit accounts                                             12,831         12,703          9,861
   Interest on borrowed funds                                                   26            304            131
----------------------------------------------------------------------------------------------------------------
      Total interest expense                                                12,857         13,007          9,992
----------------------------------------------------------------------------------------------------------------
   Net interest income                                                      12,074         10,449         10,900
   Provision for loan losses                                                   450            300            450
----------------------------------------------------------------------------------------------------------------
      Net interest income after provision for loan losses                   11,624         10,149         10,450
----------------------------------------------------------------------------------------------------------------

Other Income:
   Service charges and other income                                            719            602            554
   Gain on securities transactions, net                                          1             56            148
----------------------------------------------------------------------------------------------------------------
      Total other income                                                       720            658            702
----------------------------------------------------------------------------------------------------------------

Operating Expenses:
   Salaries and employee benefits                                            3,733          3,407          3,100
   Occupancy expense                                                           753            649            710
   FDIC insurance premium                                                      571            426            653
   Net cost of (income from) operation of other real estate                     51           (140)           153
   Other operating expenses                                                  2,315          2,251          2,105
----------------------------------------------------------------------------------------------------------------
      Total operating expenses                                               7,423          6,593          6,721
----------------------------------------------------------------------------------------------------------------
   Income before income tax expense                                          4,921          4,214          4,431
   Income tax expense                                                        1,813          1,542          1,577
----------------------------------------------------------------------------------------------------------------
Net income                                                                $  3,108        $ 2,672        $ 2,854
----------------------------------------------------------------------------------------------------------------
Average number of shares outstanding:
   Primary                                                               1,625,160      1,635,472      1,601,599
   Fully diluted                                                         1,631,851      1,638,747      1,601,860
Net Income Per Share:
   Primary                                                                   $1.91          $1.63          $1.78
   Fully diluted                                                             $1.90          $1.63          $1.78
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

                                                      CONSOLIDATED STATEMENTS OF
                                                 CHANGES IN SHAREHOLDERS' EQUITY

                                                                                  Fair value  Unallocated
                                                                                  adjustment       common
                                                                               of securities        stock
                                                        Additional                available-     acquired
                                               Common      paid-in   Retained      for-sale,       by the    Treasury
(Dollars in thousands, except per share data)   stock      capital   earnings     net of tax         ESOP       stock       Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                        $17      $10,599    $13,760       $     --        $(380)  $  (l,605)   $ 22,391
Cash dividends declared and paid
   ($0.46 per share)                               --           --       (694)            --           --          --        (694)
Reduction of debt relating to the
   Employee Stock Ownership Plan                   --           --         --             --          123          --         123
Fair value adjustment of securities
   available-for-sale, net of tax                  --           --         --         (1,236)          --          --      (1,236)
Net income                                         --           --      2,854             --           --          --       2,854
Issuance of 300 common treasury
   shares for stock options                        --           --         (1)            --           --           3           2
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                         17       10,599     15,919         (1,236)        (257)     (1,602)     23,440
Cash dividends declared and paid
   ($0.52 per share)                               --           --       (790)            --           --          --        (790)
Reduction of debt relating to the
   Employee Stock Ownership Plan                   --           --         --             --           51          --          51
Fair value adjustment of securities
   available-for-sale, net of tax                  --           --         --          1,652           --          --       1,652
Net income                                         --           --      2,672             --           --          --       2,672
Issuance of 20,300 common treasury
   shares for stock options                        --           (1)        --             --           --         151         150
Treasury stock acquired, at cost
   38,000 shares                                   --           --         --             --           --        (827)       (827)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                         17       10,598     17,801            416         (206)     (2,278)     26,348
Cash dividends declared and paid
   ($0.60 per share)                               --           --       (893)            --           --          --        (893)
Reduction of debt relating to the
   Employee Stock Ownership Plan                   --           --         --             --           52          --          52
Fair value adjustment of securities
   available-for-sale, net of tax                  --           --         --           (212)          --          --        (212)
Net Income                                         --           --      3,108             --           --          --       3,108
Issuance of 3,000 common treasury
   shares for stock options                        --           (2)        --             --           --          30          28
Treasury stock acquired, at cost--
   106,076 shares                                  --           --         --             --           --      (2,300)     (2,300)
Issuance of 124,596 shares of
   common treasury shares in
   connection with the Manville
   Savings' merger and acquisition                 --          569         --             --           --       1,568       2,137
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                        $17      $11,165    $20,016        $   204        $(154)    $(2,980)    $28,268
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

RARITAN BANCORP INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS



(In thousands)
Year ended December 31,                                                            1996               1995             1994
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:

Net income                                                                    $   3,108          $   2,672      $     2,854
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Increase in accrued interest receivable                                       (88)               (28)            (205)
      Amortization, net, on securities                                              149                238               68
      Provision for loan losses                                                     450                300              450
      Recovery of losses on real estate acquired by foreclosure                      --               (218)              --
      Gain on net securities transactions                                            (1)               (56)            (148)
      (Decrease) increase in accrued interest payable                                (2)               (13)              10
      Increase (decrease) in accrued expenses                                        55               (476)              85
      (Increase) decrease in prepaid expenses                                      (170)               104              132
      Depreciation                                                                  378                354              378
      Deferred income taxes                                                        (102)                76              160
      Increase (decrease) in income taxes payable                                   440                196             (125)
      Net increase (decrease), other                                              1,516               (632)             330
---------------------------------------------------------------------------------------------------------------------------
      Total cash provided by operating activities                                 5,733              2,517            3,989
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
   Proceeds from call and repayments of securities available-for-sale            21,796              6,727            5,465
   Proceeds from sale of securities available-for-sale                               --                 56            3,046
   Proceeds from repayments of investment securities, net                         9,394             11,676           10,092
   Purchase of investment securities, net                                            --             (1,442)         (14,276)
   Purchase of securities available-for-sale                                    (17,922)                --          (12,326)
   Redemption (purchase) of Federal Home Loan Bank of New York stock                 99             (2,006)            (662)
   Net disbursements from loans                                                 (27,959)           (11,908)         (18,222)
   Proceeds from disposal of other real estate                                      171                626              885
   Capital expenditures                                                            (840)              (265)            (439)
---------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by investing activities                       (15,261)             3,464          (26,437)
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
   Net (decrease) increase in demand deposits,
      money market accounts, NOW accounts, Prime
      Performance Accounts and savings accounts                                  (4,672)            (7,717)          26,056
   Net increase (decrease) in market-rate certificates                            8,285             26,589          (11,223)
   Principal payment on ESOP debt                                                   (52)               (51)            (123)
   Proceeds from issuance of common stock                                         2,027                150                2
   Treasury stock acquired, at cost                                              (2,300)              (827)              --
   Net change on Federal Home Loan Bank of New York advances                         --             10,000               --
   Net change in borrowing under repurchase agreement                                --             (9,792)           9,792
   Dividends paid                                                                  (893)              (790)            (694)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                   2,395             17,562           23,810
---------------------------------------------------------------------------------------------------------------------------
   Net (decrease) increase in cash and cash equivalents                          (7,133)            23,543            1,362
   Cash and cash equivalents at beginning of year                                39,886             16,343           14,981
---------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                    $ 32,753           $ 39,886         $ 16,343
---------------------------------------------------------------------------------------------------------------------------
Supplemental schedule of cash flow information:
Interest paid                                                                  $ 12,859           $ 13,020         $  9,982
---------------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                              $  1,547           $  1,270         $  1,543
---------------------------------------------------------------------------------------------------------------------------
Mortgage loans originated to finance
   the disposal of real estate acquired by foreclosure                         $     --           $    535         $     85
---------------------------------------------------------------------------------------------------------------------------
Investment securities, net, transferred to
   securities available-for-sale                                               $     --           $ 14,467        $      --
---------------------------------------------------------------------------------------------------------------------------
Net loans acquired from Manville Savings' Merger and Acquisition               $ 11,911           $     --        $      --
---------------------------------------------------------------------------------------------------------------------------
Net deposits acquired from Manville Savings' Merger and Acquisition            $ 12,532           $     --        $      --
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


                                             RARITAN BANCORP INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31, 1996, 1995 and 1994

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Business: The Bank is in the business of providing financial services to individuals and small businesses with specific emphasis on depository services, residential mortgage lending, consumer loans, construction loans and commercial loans through six branch offices in Somerset and Hunterdon counties in New Jersey. The Bank is subject to competition from other financial institutions and to the regulations of certain Federal and New Jersey state agencies and undergoes periodic examinations by those regulatory authorities.
   Basis of Financial Statement Presentation: The accompanying consolidated financial statements of Raritan Bancorp Inc. ("Corporation") are prepared in conformity with generally accepted accounting principles and include the accounts of the Corporation and its wholly-owned subsidiary, The Raritan Savings Bank ("Bank"). All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and results of operations for the periods indicated. Actual results could differ significantly from those estimates.
   Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired by foreclosure or in satisfaction of loans. In connection with the determination of these allowances, management generally obtains independent appraisals.
   Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from banks and federal funds sold. Generally, federal funds sold are sold for one-day periods.
   Securities Available-For-Sale and Investment Securities, Net: The Corporation's securities, including mortgage-backed securities issued by Federal agencies are classified as either held-to-maturity, available-for-sale or trading. The Corporation currently has no securities classified as trading. If management has the intent and the Corporation has the ability at the time of purchase to hold securities until maturity, they are classified as investment securities and carried at amortized historical cost adjusted for amortization of premiums and accretion of discounts, utilizing the level-yield method. Unrealized losses due to fluctuations in market value are recognized as investment security losses when a decline in value is assessed as being other than temporary. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are excluded from earnings and reported net of related taxes as a separate component of shareholders' equity until realized. Securities available-for-sale are those which management intends to use as part of its asset/liability management strategy and which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk. Gains and losses are recognized on a trade date basis using the specific identification method.
   Loans and Allowance for Loan Losses: Real estate related loans and other loans are stated at their principal amounts outstanding. Loan origination fees and certain related direct loan origination costs are deferred and amortized to interest income using the related loan's effective yield.
   Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." SFAS No. 114 and No. 118 address the accounting treatment of certain impaired loans. A loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan. SFAS No. 114 and SFAS No. 118 do not apply to large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases or debt securities. Impaired loans are measured based upon the fair value of the underlying collateral. Prior to January 1, 1995, the Corporation's "impaired" loans were described as, and included in, "non-performing" loans.
   The accrual of income on loans, including impaired loans is generally discontinued and all interest income previously accrued and unpaid is deducted from income when a loan becomes more than ninety days delinquent, or when certain factors indicate reasonable doubt as to the timely collectibility of all amounts due. Generally, loans on which the accrual of income has been discontinued are designated as non-performing loans, and include all loans classified as "impaired" loans. Generally, non-performing and impaired loans are returned to an accrual status only when none of the principal or interest is due and unpaid and the full collectibility of the outstanding loan balance is reasonably assured. Cash receipts on non-performing and impaired loans are generally applied to interest income when the loan balance is considered fully collectible.

RARITAN BANCORP INC. AND SUBSIDIARY

   The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The determination of the balance of the allowance for loan losses is based on an analysis of the loan portfolio, economic conditions, historical loan loss experience, the borrower's ability to repay, collateral value and other factors that warrant recognition in providing an adequate allowance. While management uses available information to recognize losses on loans, future additions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for losses on loans. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.
   Banking Premises and Equipment: Land is carried at cost, buildings and improvements, leasehold improvements and furniture, fixtures and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation on buildings and improvements is provided for using the straight-line method over estimated useful lives of 5 to 50 years. The Bank depreciates furniture, fixtures and equipment using the straight-line method over the estimated useful lives of 4 to 25 years. Leasehold improvements are amortized over the term of the lease or useful life, whichever is less.
   Federal Home Loan Bank of New York Stock: This stock is carried at cost. The Bank is required to maintain such investment as part of its membership in the Federal Home Loan Bank of New York.
   Income Taxes: The Corporation files a consolidated Federal income tax return. Certain items of income and expenses are recognized in a different period for financial reporting purposes than for income tax purposes. Separate state income tax returns are filed by the Corporation and the Bank.
   Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets are recognized for future deductible temporary differences and tax loss and credit carryforwards if their realization is "more likely than not." Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.
   The Parent Company's income taxes, as reflected in the Parent Company's Statements of Income, represent the taxes allocated to the Parent Company on the basis of its contribution to consolidated income.
   Retirement Benefits: The Bank maintains a noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements of the Plan. It is the Bank's policy to fund the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. In addition, the Bank provides health care and life insurance benefits for qualifying employees.
   Fair Value of Financial Instruments: SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires entities to disclose fair value information on financial instruments. The disclosure includes both on and off balance sheet financial instruments. Fair value estimates are based on quoted market prices, discounting scheduled cash flows through the estimated maturity using estimated market discount rates, or other methods as appropriate. These estimates are subjective in nature and involve uncertainties and matters of judgment and as a result cannot be considered as the actual value of the Corporation. Changes in assumptions used in determining fair value of the financial instruments could significantly alter the estimates.
   The following assumptions were used by the Corporation in estimating the fair value of financial instruments.
   Cash and Due from Banks, and Federal Funds Sold: The carrying amount approximates fair value.
   Investment Securities, net and Securities Available-For-Sale: For these securities, fair values are based on quoted market prices or dealer quotes.
   Loans: Fair value is estimated for portfolios of loans with similar loan characteristics. The fair value for certain residential mortgage loans and consumer loans are based on quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value for commercial mortgage and construction type loans is estimated by discounting cash flows using current interest rates for loans with similar characteristics.
   Deposit Liabilities: The fair value of regular checking, NOW accounts, money market deposit accounts, Prime Performance Accounts and regular savings and club accounts is the same as the carrying amount reported. The fair value of market-rate certificates is calculated using the discounted cash flow method. The discount rate used was the current rate offered by the Bank for deposits with similar remaining maturities.
   Borrowings: Borrowings consist of debt relating to the Employee Stock Ownership Plan ("ESOP"), advances from the Federal Home Loan Bank of New York and borrowings under repurchase agreements. Since these borrowings carry a market rate of interest, their carrying amount approximates fair value.

                                           RARITAN BANCORP INC. AND SUBSIDIARY

   Commitments to Extend Credit and Performance Standby Letters of Credit: The fair value of commitments is estimated using fees currently charged for similar agreements, based on the remaining term of the commitment and the present credit quality rating of the counterparty. The fair value on the performance standby letters of credit is based on fees currently charged for similar agreements or on estimated costs to terminate them or to settle the obligations with the counterparties at the reporting date. The fair value of commitments to extend credit and performance standby letters of credit are immaterial at December 31, 1996 and 1995.
   Net Income Per Share: Net income per share is calculated by dividing net income by the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the applicable years using the Treasury Stock Method.

NOTE 2 -- CASH AND DUE FROM BANKS
   The Bank is required to maintain a cash reserve balance based upon its deposits in accordance with banking regulations. The average amount of the reserve for the years ended December 31, 1996 and 1995 were approximately $1,458,000 and $1,303,000, respectively.

NOTE 3 -- SECURITIES AVAILABLE-FOR-SALE AND
          INVESTMENT SECURITIES, NET
   The amortized cost of securities and their estimated fair value at December 31, 1996, were as follows:

                                             Gross      Gross
                              Amortized Unrealized Unrealized  Estimated
(In thousands)                     Cost      Gains     Losses Fair Value
--------------------------------------------------------------------------------
Securities available-for-sale:
U.S. Treasury securities and
   obligations of U.S.
   government agencies          $17,130      $  48     $  (35)   $17,143
Obligations of states and
   political subdivisions           710         38         --        748
Equity securities                   129         41         --        170
Mortgage-backed securities
   issued by Federal agencies    28,959        396       (163)    29,192
--------------------------------------------------------------------------------
                                $46,928      $ 523     $ (198)   $47,253
--------------------------------------------------------------------------------
Investment securities, net:
Mortgage-backed securities
   issued by Federal agencies   $51,919      $  22      $(739)   $51,202
--------------------------------------------------------------------------------

   In December 1995, the Corporation adopted Special Report No. 155-B, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities -- Questions and Answers," (Special Report) issued by the Financial Accounting Standards Board staff.
   In accordance with the Special Report, the Corporation made a one-time transfer of investment securities, net, with an amortized cost and unrealized gain of $14.5 million and $268,000, respectively, to securities available-for-sale.
   The amortized cost of securities and their estimated fair value at December 31, 1995, were as follows:

                                             Gross      Gross
                              Amortized Unrealized Unrealized  Estimated
(In thousands)                     Cost      Gains     Losses Fair Value
--------------------------------------------------------------------------------
Securities available-for-sale:
U.S. Treasury securities and
   obligations of U.S.
   government agencies          $12,533      $  51     $   --    $12,584
Obligations of states and
   political subdivisions           761         43         --        804
Mortgage-backed securities
   issued by Federal agencies    36,630        579        (50)    37,159
--------------------------------------------------------------------------------
                                $49,924      $ 673     $  (50)   $50,547
--------------------------------------------------------------------------------
Investment securities, net:
Mortgage-backed securities
   issued by Federal agencies   $61,406      $  --     $ (575)   $60,831
--------------------------------------------------------------------------------

   The carrying value of investment securities pledged as required security for public funds and deposits amounted to $1,002,000 and $1,004,000 at December 31, 1996 and 1995, respectively.
   During 1996 a security available-for-sale was called at a gross gain of $1,000.
   During 1995, an equity security previously written-off was redeemed at a gain of $56,000.
   During 1994, the Corporation sold securities which were classified as available-for-sale in the amount of $3,046,000 at a gross gain of $143,000. In addition, securities classified as available-for-sale in the amount of $206,000 were called at a gross gain of $5,000.
   The scheduled maturities of debt securities available-for-sale and investment securities, net, at December 31, 1996, were as follows:

                                  Securities              Investment
                              Available-for-Sale        Securities, Net
--------------------------------------------------------------------------------
                            Amortized  Estimated    Amortized  Estimated
(In thousands)                   Cost Fair Value         Cost Fair Value
--------------------------------------------------------------------------------
Due in one year or less       $ 3,008    $ 2,996      $    --    $    --
Due after one year
   through five years          12,138     12,151           --         --
Due after five years
   through ten years            1,984      1,996           --         --
Due after ten years               710        748           --         --
Mortgage-backed
   securities issued by
   Federal agencies            28,959     29,192       51,919     51,202
--------------------------------------------------------------------------------
                              $46,799    $47,083      $51,919    $51,202
--------------------------------------------------------------------------------

RARITAN BANCORP INC. AND SUBSIDIARY

   The scheduled maturities of securities available-for-sale and investment securities at December 31, 1995, were as follows:

                                  Securities              Investment
                              Available-for-Sale        Securities, Net
--------------------------------------------------------------------------------
                            Amortized     Estimated    Amortized    Estimated
(In thousands)                   Cost    Fair Value         Cost   Fair Value
--------------------------------------------------------------------------------
Due in one year or less       $10,033       $10,072      $    --      $    --
Due from one year
   to five years                2,500         2,512           --           --
Due after ten years               761           804           --           --
Mortgage-backed
   securities issued by
   Federal agencies            36,630        37,159       61,406       60,831
--------------------------------------------------------------------------------
                              $49,924       $50,547      $61,406      $60,831
--------------------------------------------------------------------------------

NOTE 4 -- LOANS AND ALLOWANCE FOR LOAN LOSSES
  Loans are summarized as follows:


                                                      December 31,
                                            ------------------------------------
(In thousands)                                     1996           1995
--------------------------------------------------------------------------------
Real estate:

   Conventional                                  $179,135       $147,673
   Construction                                    11,019          8,536
--------------------------------------------------------------------------------
                                                  190,154        156,209
   Consumer loans                                  35,300         28,886
   Commercial loans                                10,020         10,544
--------------------------------------------------------------------------------
                                                 $235,474       $195,639
--------------------------------------------------------------------------------

   Loan fees included in interest income were $324,000, $275,000 and $238,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
   Loans to directors and principal officers and their affiliates which are made in the ordinary course of business, and on substantially the same terms and rates as loans to other persons, aggregated $4,195,000 and $2,074,000 at December 31, 1996 and 1995, respectively. Activity during 1996 included principal repayments of $1,761,000 and new disbursements of $3,450,000. Also included were loans related to the Manville acquisition totaling $565,000. Loans totaling $133,000 were removed as a result of the retirement of a director.
   The activity in the allowance for loan losses follows:

                                              Year ended December 31,
                                      ------------------------------------------
(In thousands)                             1996        1995        1994
--------------------------------------------------------------------------------
Balance at beginning of year             $2,582      $2,729      $3,094
Provision charged to operations             450         300         450
Manville Savings' acquisition               303          --          --
Charge-offs                                (380)       (465)       (825)
Recoveries                                   10          18          10
--------------------------------------------------------------------------------
Balance at end of year                   $2,965      $2,582      $2,729
--------------------------------------------------------------------------------

   Non-performing loans (over 90 days delinquent), and real estate acquired by foreclosure (included in Other Assets) totaled $1,420,000 and $1,225,000 at December 31, 1996 and 1995, respectively, as follows:

                                                    December 31, 1996
                                            ------------------------------------
                                                  Number          Amount
                                                of Loans  (In thousands)
--------------------------------------------------------------------------------
First mortgage loans                                   4         $   576
Home equity loans                                      2             115
Second mortgage loans                                  1              47
Commercial loans                                       2             326
Loans with modified terms                              3             253
--------------------------------------------------------------------------------
Total non-performing loans                            12           1,317
Real Estate Acquired by Foreclosure

   (included in Other Assets)                          1             103
--------------------------------------------------------------------------------
                                                      13          $1,420
--------------------------------------------------------------------------------

                                                    December 31, 1995
                                            ------------------------------------
                                                  Number          Amount
                                                of Loans  (In thousands)
--------------------------------------------------------------------------------
First mortgage loans                                   3         $   317
Home equity loans                                      2              36
Second mortgage loans                                  2              98
Commercial loans                                       2             326
Loans with modified terms                              3             278
--------------------------------------------------------------------------------
Total non-performing loans                            12           1,055
Real Estate Acquired by Foreclosure
   (included in Other Assets)                          1             170
--------------------------------------------------------------------------------
                                                      13          $1,225
--------------------------------------------------------------------------------

   The loss of interest on loans charged-off, non-performing loans, real estate acquired by foreclosure, non-accrual loans and impaired loans totaled approximately $142,000, $224,000 and $305,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
   Based upon the criteria set forth in SFAS No. 114 and SFAS No. 118, the Corporation had impaired loans of $1,317,000 and $1,055,000 at December 31, 1996 and 1995, respectively. The Corporation calculated a total allowance of $112,000 and $122,000 at December 31, 1996 and 1995, respectively. Impaired loans averaged $1,681,000 and $1,382,000 for the years ended December 31, 1996 and 1995, respectively. Interest income of $29,000 and $17,000 was recognized, all on a cash basis, on impaired loans for the years ended December 31, 1996 and 1995, respectively.
   The Bank is not committed to lend additional funds on loans with modified terms.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

NOTE 5 -- BANKING PREMISES AND EQUIPMENT, NET

   A summary of the net carrying value of banking premises and equipment follows:

                                                        December 31,
                                                  ----------------------
(In thousands)                                       1996           1995
------------------------------------------------------------------------
Land                                              $   764       $    756
Buildings and improvements                          2,404          2,381
Furniture, fixtures and equipment                   2,226          1,801
Leasehold improvements                                996            620
------------------------------------------------------------------------
                                                    6,390          5,558
Less accumulated depreciation and amortization      2,701          2,327
------------------------------------------------------------------------
                                                   $3,689         $3,231
========================================================================

   Depreciation and amortization expense charged to operations amounted to $378,000, $354,000 and $378,000 in 1996, 1995 and 1994, respectively.

NOTE 6 -- OTHER ASSETS

   Other assets are summarized as follows:

                                                        December 31,
                                                  ----------------------
(In thousands)                                       1996           1995
------------------------------------------------------------------------
Real estate acquired by foreclosure               $   103       $    170
Deferred tax assets, net                              750            561
Unamortized premium paid-- RTC                        547            664
Prepaid expenses                                      479            144
All other                                           1,176          1,083
------------------------------------------------------------------------
                                                   $3,055         $2,622
========================================================================

NOTE 7 -- DUE TO DEPOSITORS

   The details of deposit balances are as follows:

                                                        December 31,
                                                ------------------------
(In thousands)                                       1996           1995
------------------------------------------------------------------------
Regular and business checking                   $  21,609      $  20,828
NOW accounts                                       22,374         21,791
Money market deposit accounts                      16,958         15,901
Prime Performance accounts                         51,541         55,281
Regular savings and club accounts                  49,618         47,111
------------------------------------------------------------------------
                                                  162,100        160,912
========================================================================

Market-rate certificates:
   7-31 day                                         6,078          6,852
   6 month                                         36,439         33,520
   9 month                                         26,775         24,025
   12 month                                        33,395         27,179
   24 month                                         8,722          7,395
Other certificates                                 15,719         14,586
IRA and KEOGH accounts                             41,950         40,569
------------------------------------------------------------------------
                                                  169,078        154,126
------------------------------------------------------------------------
                                                 $331,178       $315,038
========================================================================

   Market-rate certificates $100,000 and over totaled $16,499,000 and $13,053,000 at December 31, 1996 and 1995, respectively. Interest expense on market-rate certificates $100,000 and over totaled $700,000, $589,000 and $352,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

   At December 31, 1996, the scheduled maturities of market-rate certificates are as follows:

(In thousands)
------------------------------------------------------------------------
1997                                                            $126,116
1998                                                              16,627
1999                                                              13,044
2000                                                               8,951
2001 and thereafter                                                4,340
------------------------------------------------------------------------
                                                                $169,078
========================================================================

NOTE 8 -- INCOME TAXES

   The following is a summary of income tax expense, for the years ended December 31:

(In thousands)                             1996        1995         1994
------------------------------------------------------------------------
Taxes estimated to be payable currently:
   Federal                               $1,759      $1,343       $1,282
   State                                    156         123          135
------------------------------------------------------------------------
      Subtotal                            1,915       1,466        1,417
Deferred taxes (benefit):
   Federal                                  (94)         68          147
   State                                     (8)          8           13
------------------------------------------------------------------------
      Subtotal                             (102)         76          160
------------------------------------------------------------------------
Total income tax expense                 $1,813      $1,542       $1,577
========================================================================

   Total income tax expense for the years ended December 31, 1996, 1995 and 1994, differed from the amounts calculated by applying the expected U.S. Federal income tax rate of 34% to pre-tax income as a result of the following:

(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Income before income tax expense         $4,921      $4,214      $4,431
Statutory income tax rate                    34%         34%         34%
-----------------------------------------------------------------------
                                          1,673       1,433       1,507
Tax-exempt interest income                  (17)        (18)        (19)
State income taxes, net of Federal
   income tax benefit                        98          86          98
Change in the beginning-of-the-year
   balance of the valuation allowance
   allocated to income tax expense           55          36          19
Other                                         4           5         (28)
-----------------------------------------------------------------------
Total income tax expense                 $1,813      $1,542      $1,577
=======================================================================

RARITAN BANCORP INC. AND SUBSIDIARY

   The significant components of the deferred income taxes for the years ended December 31, 1996, 1995 and 1994 were the result of changes in temporary differences between tax and financial reporting purposes and the changes in the beginning-of-the-year balance of the valuation allowance for deferred tax assets.

                                                   December 31,
                                          -----------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Deferred tax expense (benefit)
   (exclusive of the effect of the
   other component listed below)          $(157)        $40        $141
Increase in the beginning-of-the-year
   balance of the valuation allowance
   for deferred tax assets                   55          36          19
-----------------------------------------------------------------------
                                          $(102)        $76        $160
=======================================================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 follows:

                                                        December 31,
                                                 ----------------------
(In thousands)                                       1996          1995
-----------------------------------------------------------------------
Deferred tax assets:
   Unearned income                               $     84       $   168
   Nonaccrual interest                                  9             3
   Allowance for losses                             1,070           929
   Accrued expenses                                   557           505
   Other                                               47            23
-----------------------------------------------------------------------
      Total gross deferred tax assets               1,767         1,628
      Less valuation allowance                       (584)         (529)
-----------------------------------------------------------------------
      Deferred tax assets,
        net of valuation allowance                  1,183         1,099
-----------------------------------------------------------------------
Deferred tax liabilities:
   Unamortized core deposit premium paid              152           178
   Excess of tax bad debt reserve over base year       --            49
   Depreciation                                        28            37
   Fair value adjustment of securities
      available-for-sale                              120           207
   Other                                              133            67
-----------------------------------------------------------------------
      Total other gross deferred tax liabilities      433           538
-----------------------------------------------------------------------
   Net deferred tax assets                        $   750       $   561
=======================================================================

   Included in the above table is the recognition of temporary differences relating to the unrealized gains and losses on certain debt securities accounted for under SFAS No. 115 for which no deferred tax was recognized through the Consolidated Statements of Income.

   The valuation allowance for deferred tax assets as of December 31, 1995 was $529,000. The net change in the total valuation allowance for the year ended December 31, 1996 was an increase of $55,000.

   The Corporation's taxable income and pretax book income for the three years ended December 31, were as follows:

(In thousands)                             1996        1995         1994
------------------------------------------------------------------------
Taxable income                           $4,944      $4,307       $3,938
Pretax book income                        4,921       4,214        4,431


   The primary difference between taxable income and pretax book income relate to unearned income, depreciation, provision for loan losses, nonaccrual interest, amortization of the core deposit premium and nondeductible expenses.

   Except for the effects of the reversal of net deductible temporary differences, the Corporation is not currently aware of any factors which would cause any significant differences between taxable income and pretax book income in future years. However, there can be no assurances that there will be no significant differences in the future between taxable income and pretax book income if circumstances change (such as, for example, changes in tax laws or the Corporation's financial condition or performance). Management believes it is more likely than not that the Corporation will realize the benefit of net deductible temporary differences based upon recoverable taxes in the carryback period and projected levels of pretax income, and that such net deductible temporary differences will reverse during periods in which the Corporation generates net taxable income.

   If certain conditions were met, under tax law that existed prior to 1996, thrift institutions, in determining taxable income, were allowed a special bad debt deduction based on a percentage of taxable income before such deduction. The Corporation prepares and files its tax return on a calendar-year basis. The Corporation used the experience method in preparing the Federal income tax return for calendar years 1996, 1995 and 1994. The tax bad debt reserve method was repealed for tax years beginning after 1995. As a result, the Corporation may no longer use the percentage of taxable income reserve method. A small thrift (one with $500 million or less in assets) is allowed to use either the specific charge-off method or the "bank" experience method of Section 585 of the Internal Revenue Code to compute its bad debt deduction.

   Based upon 1996 Federal tax law changes, thrift institutions are generally required to recapture into income the portion of its bad debt reserve (other than supplemental reserve) that exceeds its base year (December 31, 1987) reserves. The recapture amount generally will be taken into income ratably (on a straight-line basis) over a six-year period. Under a small thrift exception, the Corporation's tax reserves for bad debts equaled its allowable experience reserve method and therefore, the Corporation will have no recapture.

   The Corporation has not recognized a deferred tax liability of approximately $746,000 for bad debt reserves for tax purposes which arose in tax years beginning before December 31, 1987 (i.e., base year). A deferred tax liability will be recognized if the Corporation expects that charges to the bad debt reserves, other than the losses on loans or recomputations of bad debt deductions resulting from operating loss carrybacks to prior years, would result in taxable income. The Corporation does not anticipate any such recognition in the foreseeable future.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

NOTE 9 -- BENEFIT PLANS

   The Bank has a noncontributory defined benefit pension plan covering all eligible full-time employees. Benefits are based upon years of service and compensation. It is the Bank's policy to fund the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974.

   The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements:

                                                          December 31,
                                                     ------------------
(In thousands)                                          1996       1995
-----------------------------------------------------------------------
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested
   benefits of $1,561 in 1996 and $1,416 in 1995     $(1,656)   $(1,517)
-----------------------------------------------------------------------
Projected benefit obligation for service
   rendered to date                                  $(2,198)   $(2,086)
Plan assets at fair value, primarily debt and
   equity securities                                   2,549      2,231
-----------------------------------------------------------------------
Plan assets in excess of projected benefit obligation    351        145
Contribution made during the fourth quarter               --         10
Transition amount from initial application                (5)        (6)
Unrecognized loss                                       (363)       (98)
Unrecognized past service benefit                        (87)       (98)
-----------------------------------------------------------------------
Accrued pension expense included
   in other liabilities                              $  (104)   $   (47)
=======================================================================

   The following table sets forth the components of net pension expense for the years ended shown:

                                             Year ended December 31,
                                         ------------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Net pension expense includes the
   following components:
      Service cost-benefits earned
      during the period                  $   93      $   95      $   97
Interest cost on projected
   benefit obligation                       153         139         124
Return on plan assets                      (331)       (429)         (6)
Net amortization and deferral               142         274        (132)
-----------------------------------------------------------------------
Net pension expense included in
   salaries and employee benefits        $   57      $   79      $   83
=======================================================================

   The primary assumptions used for calculating year-end actuarial present value of benefit obligations were:

                                              Year ended December 31,
                                           ----------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Weighted average discount rates
   used to determine the projected
   benefit obligation                      7.75%       7.50%       8.25%
Rates of increase in future salary levels   5.5         5.5         6.0

   In addition, the assumptions used for calculating net pension expense for the years ended shown were:

                                              Year ended December 31,
                                           ----------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Weighted average discount rates
   used to determine the projected
   benefit obligation                      7.5%        8.25%       7.0%
Rates of increase in future salary levels  5.5          6.0        5.5
Expected long-term rates of
   return on plan assets                   8.0          8.0        8.0

   Under an employer sponsored plan, the Corporation provides certain health care and life insurance benefits for retired employees and certain dependents. All of the Corporation's employees are eligible for such benefits at age sixty with fifteen years service or rule of 75 with twenty years of service. The participant, in most cases, will be required to contribute a portion of the cost of the premium for the benefits. The medical plans pay a stated percentage, based on years of service, of most medical expenses reduced for any deductibles and payments made by government programs. The Corporation is self-insured for the cost of the premiums for the benefits and has no plan assets.

   The following table sets forth the components of postretirement costs for the years ended December 31, 1996, 1995 and 1994:

                                        For the year ended December 31,
                                        -------------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Service cost                                $13         $16         $20
Interest cost                                14          15          24
Amortization of unrecognized gain            (9)         (7)         --
Amortization of unrecognized prior
   service costs                              1          --          --
-----------------------------------------------------------------------
Net periodic postretirement
   benefit cost                             $19         $24         $44
=======================================================================

   The funded status of the postretirement plan at December 31, 1996 and 1995 follows:

                                                          December 31,
                                                      -----------------
(In thousands)                                          1996       1995
-----------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                           $  (25)    $   --
   Active plan participants and certain dependents      (172)      (229)
Fair value of assets                                      --         --
-----------------------------------------------------------------------
Fair value of assets in excess (less than)
   accumulated post-retirement benefit
   obligation                                           (197)      (229)
Unrecognized gain                                       (154)       (98)
Service cost                                              10         --
Interest cost                                             --         --
-----------------------------------------------------------------------
Accrued postretirement benefit cost                    $(341)     $(327)
=======================================================================

RARITAN BANCORP INC. AND SUBSIDIARY

   For measuring the expected postretirement benefit obligation, the Corporation assumed a 9.5% rate of increase in the per capita claims cost in 1997 and assumed that the rate would decrease linearly over a ten-year period to 5.5% and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1996 and 7.50% in 1995.

   If the health care cost trend were increased one percent, the accumulated postretirement benefit obligation as of December 31, 1996 would have increased by approximately $35,200, or 17.9%. The effect of the change on the aggregate of service and interest cost for 1996 would be an increase of approximately $8,000, or 28.6%.

   As further discussed in Note 12, the Bank sponsors an ESOP covering substantially all full-time employees. The ESOP, which is a tax qualified employee benefit plan, became effective upon conversion of the Bank in May 1987, and provides retirement benefits for the employees of the Bank.

   Activity in the ESOP follows:

Number of shares held by the ESOP at December 31, 1993          128,917
Purchase of shares funded by a $50,000 contribution from
   the Bank and by excess liquidity in the ESOP                   7,401
-----------------------------------------------------------------------
Number of shares held by the ESOP at December 31, 1994          136,318
-----------------------------------------------------------------------
Distributions to former employees                                (5,084)
Purchase of shares funded by excess liquidity in the ESOP         3,283
Purchase of shares funded by a $100,000
   contribution from the Bank                                     4,497
-----------------------------------------------------------------------
Number of shares held by the ESOP at December 31, 1995          139,014
-----------------------------------------------------------------------
Distributions to former employees                                  (540)
Purchase of shares funded by excess liquidity in the ESOP         3,416
Purchase of shares funded by a $175,000 contribution
   from the Bank                                                  8,562
-----------------------------------------------------------------------
Number of shares held by the ESOP at December 31, 1996          150,452
=======================================================================

   At December 31, 1996, approximately 117,000 shares were allocated to participants, approximately 16,800 were committed to be released during 1997, and approximately 16,200 shares were unallocated and secured the ESOP borrowing. The fair value of the unallocated shares at December 31, 1996 was approximately $377,000.

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

   401(k) expenses totaled $91,000, $79,000 and $51,000 for the years ended December 31, 1996, 1995 and 1994, respectively, and are included in Salaries and Employee Benefits in the accompanying Consolidated Statements of Income.

NOTE 10 -- STOCK OPTION PLANS

   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement encourages recording in current period earnings compensation expense related to the fair value of certain stock-based compensation. Companies may choose to continue to follow the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," where compensation expense is not recorded for certain stock-based compensation plans. However, companies will be required to disclose pro forma net income and earnings per share as if they adopted the fair value based method of accounting. The disclosure requirements for SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. The Corporation has elected to continue to account for stock-based compensation under APB Opinion No. 25. Pro forma disclosures are omitted in 1996 as they were considered to have an immaterial effect on the Corporation's pro forma net income and net income per share. No options were granted in 1995. During the initial phase-in period, the effects of applying SFAS No. 123 in disclosing compensation costs may not be representative of the effects on pro-forma net income for future years.

   At December 31, 1996, the Corporation has three stock-based compensation plans, which are described below. No compensation cost has been recognized for these plans as they are fixed stock option plans. Under the 1992 Directors' Plan, the Corporation may grant options to its Directors for up to 45,000 shares of common stock. Under the 1987 and 1992 Officers' Incentive Plans, the Corporation may grant options to purchase 118,500 and 105,000 shares of common stock, respectively. Under the plans, the exercise price of each option equals the market price of the Corporation's stock on the date of grant, and an option's maximum term is ten years. Options under the Directors' Plan vest immediately at date of grant. Options under the Officers' Incentive Plans vest ratably over a three-year period from date of grant.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996: dividend yield of 2.7%; expected volatility of 20%; risk-free rates of 6.375%; and expected lives of ten years.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

   A summary of the status of the Corporation's three fixed stock option plans as of December 31, 1996, and 1995 and changes during the years ended on those dates are presented below:

                                1996                       1995
                         --------------------     ----------------------
                                     Weighted                   Weighted
                                      Average                    Average
                                     Exercise                   Exercise
Fixed Options            Options        Price     Options          Price
------------------------------------------------------------------------
Outstanding at
   beginning of year     230,025      $  9.02     252,825          $8.89
Granted                    7,500       21.125          --             --
Exercised                 (3,000)        9.33     (20,300)          7.42
Forfeited                     --           --      (2,500)          9.33
------------------------------------------------------------------------
Outstanding at
   end of year           234,525         9.40     230,025           9.02
========================================================================
Options exercisable
   at year-end           234,525                  222,525
Weighted-average fair
   value of options
   granted during
   the year                $6.34                       --

   The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                      Options Outstanding and Exercisable
-----------------------------------------------------------------------
                                   Weighted Average
Range of                 Number           Remaining    Weighted Average
Exercise Prices     Outstanding    Contractual Life      Exercise Price
-----------------------------------------------------------------------
$ 6.67 to $  9.33       197,025           3.3 years             $  8.05
$15.50 to $23.00         37,500           7.6 years               16.50
===============================
                        234,525

NOTE 11 -- SHAREHOLDERS' EQUITY

   In connection with the conversion of the Bank from a mutual savings bank to a capital stock savings bank, the Bank established a liquidation account. This liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their eligible deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in a proportionate amount to the current adjusted eligible account balances they held. At December 31, 1996, the balance in this liquidation account was approximately $676,000.

   In conjunction with the merger and acquisition of Manville Savings with and into the Bank, a separate liquidation account was also establsihed. At December 31, 1996, the balance in this liquidation account was approximately $329,000.

NOTE 12 -- BORROWINGS
  Borrowings are summarized as follows:

                                                        December 31,
                                                  ----------------------
(In thousands)                                       1996           1995
------------------------------------------------------------------------
Federal Home Loan Bank of New York
   Advance; interest rate: 6.875% and 5.375%, at
      December 31, 1996 and 1995, respectively.   $10,000        $10,000
ESOP debt                                             154            206
------------------------------------------------------------------------
                                                  $10,154        $10,206
========================================================================

   At December 31, 1996, the Bank had an available line of credit totaling $25.4 million at the Federal Home Loan Bank of New York.

   The Corporation may enter into sales of securities under repurchase agreements. Such agreements are treated as financings and the obligations to repurchase the same securities sold are reflected as a liability in the Consolidated Balance Sheet. The dollar amount of securities underlying the agreements are book entry securities.

   At December 31, 1996 and 1995 there were no agreements outstanding to repurchase the same securities. In addition, during 1996 there were no sales of securities under repurchase agreements.

   Agreements to repurchase the same securities averaged $4,300,000 for the year ended December 31, 1995. The maximum amount outstanding at any month-end under such agreements during the year ended December 31, 1995 totaled $9,735,000. Accrued interest payable totaled $-O- at December 31, 1995. The average interest rate on such agreements was 6.33% for the year ended December 31, 1995.

   During August 1992, the ESOP borrowed $360,000 from an unrelated financial institution to purchase 37,894 shares of the Corporation's stock.

The ESOP borrowing is summarized as follows:

                                                        December 31,
                                                 -----------------------
                                                     1996           1995
------------------------------------------------------------------------
Original principal: $360,000; matures on
   August 25, 1999; interest rate: 9.75% and
   10.00% at December 31, 1996 and 1995,
   respectively, equals the lending financial
   institution's prime rate plus 1.50%           $154,000       $206,000
------------------------------------------------------------------------
                                                 $154,000       $206,000
========================================================================

   As principal payments are made by the ESOP, the corresponding liability will be reduced and shareholders' equity will be increased. Principal payments totaled $52,000 in 1996. Future principal payments are scheduled as follows:

1997                                                            $ 51,000
1998                                                              51,000
1999                                                              52,000
------------------------------------------------------------------------
                                                                $154,000
========================================================================

RARITAN BANCORP INC. AND SUBSIDIARY

   The ESOP was established effective January 1, 1987 in connection with the Bank's reorganization to stock form. The ESOP is a leverage plan, meaning that the ESOP Trust borrowed funds to purchase shares of the Corporation's common stock for the ESOP. As the ESOP loan is repaid, shares are released from the unallocated stock fund to be allocated to participants of the ESOP over the term of the ESOP loan. In addition, the Corporation can make discretionary contributions to the ESOP. The ESOP uses the discretionary contributions to purchase shares of the Corporation's common stock and allocates the shares to the participants.

   The allocation to participant's accounts are based on each participant's compensation during the calendar year. All employees of the Corporation and its affiliates who are age 21 and have completed one year of service are eligible to participate and have at least 1,000 hours of service per year.

   Dividends on shares of allocated and unallocated stock are held in a cash investment fund on behalf of the participants. However, the Corporation has the discretion to (i) distribute such dividends directly to the participants; or
(ii) to make payments on the ESOP loan and have additional shares allocated to participants' accounts. Additional shares are allocated to participants' accounts as a result of the repayment of the ESOP loan.

   As the ESOP loan is repaid and shares are released from the unallocated stock fund, the Corporation records compensation expense equal to the amount of the principal reduction. In addition, the Corporation also records compensation expense in the amount of any discretionary contribution made to the ESOP. Dividends on all ESOP shares are charged to retained earnings.

   The Corporation recorded an ESOP compensation expense of $306,000, $117,000 and $132,000 in 1996, 1995 and 1994, respectively, and are included in salaries and employee benefits.

NOTE 13 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values of the Corporation's financial instruments at December 31, 1996 and 1995 are as follows:

                                    December 31, 1996   December 31, 1995
                                   -------------------  ------------------
                                   Carrying       Fair  Carrying      Fair
(In thousands)                        Value      Value     Value     Value
--------------------------------------------------------------------------
Financial assets:
   Cash and cash equivalents       $ 32,753   $ 32,753  $ 39,886  $ 39,886
   Securities available-for-sale     47,253     47,253    50,547    50,547
   Investment securities, net        51,919     51,202    61,406    60,831
   Loans, net of
      unearned income               235,070    236,265   195,172   195,736
   Less: Allowance for loan losses   (2,965)        --    (2,582)       --
   Net loans                        232,105    236,265   192,590   195,736
Federal Home Loan Bank
   of New York stock                  2,672      2,672     2,669     2,669
Financial liabilities:
   Deposits                         331,178    331,777   315,038   316,034
   Borrowings                        10,154     10,154    10,206    10,206

NOTE 14 -- COMMITMENTS AND CONTINGENCIES

   The Bank is a party to financial instruments with off balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Bank to credit risk in excess of the amount recognized in the balance sheet.

   The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Total credit exposure related to these items at December 31, 1996 and 1995 is summarized below:

                                                      Contractual Amount
                                                         December 31,
                                                    --------------------
(In thousands)                                         1996         1995
------------------------------------------------------------------------
Mortgage loan commitments
   (primarily variable rate)                        $ 6,916      $ 4,093
Unused portion of commercial lines of credit and
   undisbursed portion of construction loans         23,993       15,965
Unused portion of home equity lines of credit         9,320        9,243
Performance standby letters of credit                 2,048        1,542
------------------------------------------------------------------------
                                                    $42,277      $30,843
========================================================================

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

                                            RARITAN BANCORP INC. AND SUBSIDIARY

NOTE 15 -- CONCENTRATION OF CREDIT RISK

   The Corporation grants residential, consumer, construction and commercial loans secured generally by real estate to customers located primarily in Somerset and Hunterdon Counties, New Jersey and nearby communities. In addition, parcels of real estate acquired by foreclosure and under foreclosure are located in the same market area. Accordingly, as with most financial institutions in the market area, the ultimate collectibility of a substantial portion of the loan portfolio and recoverability of real estate acquired by foreclosure are susceptible to changes in market conditions.

NOTE 16 -- LONG-TERM LEASES

   The future minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                                                            Minimum
      Year ended December 31,                          Rent Expense
      -------------------------------------------------------------
      (In thousands)
      1997                                                   $  242
      1998                                                      544
      1999                                                      549
      2000                                                      554
      2001                                                      593
      Thereafter                                              3,284
      -------------------------------------------------------------
                                                             $5,766
      =============================================================

   Rent expense included in occupancy expense for the years ended December 31, 1996, 1995 and 1994 amounted to $226,000, $177,000 and $161,000, respectively.

NOTE 17 -- DIVIDENDS AND OTHER RESTRICTIONS

   Subject to applicable law, the Board of Directors of the Bank and of the Corporation may each provide for the payment of dividends.

   The Bank will not be permitted to pay dividends on its capital stock if its retained earnings would thereby be reduced below the amount required for the liquidation accounts established at the time of its conversion to stock form and the issuance of stock resulting from the Manville Savings' merger and acquisition (approximately $1,005,000 at December 31, 1996), or applicable regulatory capital requirements. New Jersey law provides that no dividend may be paid unless, after the payment of such dividend, the capital stock of the Bank will not be impaired and either the Bank will have a statutory surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce the statutory surplus of the Bank. The Bank has designated a capital surplus of $2.0 million, which is not available for the payment of dividends.

   During the years ended December 31, 1996, 1995 and 1994, the Board of Directors declared cash dividends totaling $893,000, $790,000 and $694,000, respectively.

NOTE 18 -- CAPITAL REQUIREMENTS

   The Federal Reserve Board in the case of bank holding companies such as the Corporation and the FDIC in the case of state banks such as the Bank have adopted risk-based capital guidelines which require a minimum ratio of 8% of total risk-based capital to assets, as defined in the guidelines. At least one half of the total capital, or 4%, is to be comprised of common equity and qualifying perpetual preferred stock, less deductible intangibles (Tier 1 capital).

   In addition, the Federal Reserve Board and the FDIC supplemented the risk-based capital guidelines with an additional capital ratio referred to as the leverage ratio or core capital ratio. The regulations require a financial institution to maintain a minimum leverage ratio of 4% to 5%, depending upon the condition of the institution.

   Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of depository institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage ratio of at least 5.0%; a Tier 1 capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.00%.

   The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are subject to qualitative judgments by the regulatory authorities about capital components, risk weightings and other factors.

   Management believes that, as of December 31, 1996, the Corporation and the Bank meet all capital adequacy requirements to which they are subject. Further, the most recent FDIC notification characterized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

   The following is a summary of the Corporation's and the Bank's actual capital amounts and ratios as of December 31, 1996 and 1995, compared to the regulatory authorities' minimum capital adequacy requirements and requirements for classification as a well capitalized institution:

RARITAN BANCORP INC. AND SUBSIDIARY

                                                    Regulatory Requirements
                               ----------------------------------------------------------------
                                                            Minimum         For Classification
                                     Actual             Capital Adequacy    as Well Capitalized
                               ----------------------------------------------------------------
                                Amount     Ratio        Amount    Ratio       Amount     Ratio
------------------------------------------------------------------------------------------------
The Corporation:
December 31, 1996
Leverage (Tier 1) capital      $26,767     7.440%      $14,391     4.00%     $17,989      5.00%
Risk-based capital:
Tier 1                          26,767    12.834         8,343     4.00       12,514      6.00
Total                           29,378    14.086        16,685     8.00       20,856     10.00

December 31, 1995
Leverage (Tier 1) capital       24,778     7.380        13,430     4.00       16,787      5.00
Risk-based capital:
Tier 1                          24,778    14.217         6,971     4.00       10,457      6.00
Total                           26,962    15.470        13,943     8.00       17,429     10.00

The Bank:
December 31, 1996
Leverage (Tier 1) capital       26,764     7.440        14,389     4.00       17,987      5.00
Risk-based capital:
Tier 1                          26,764    12.833         8,342     4.00       12,513      6.00
Total                           29,375    14.085        16,684     8.00       20,855     10.00

December 31, 1995
Leverage (Tier 1) capital       24,745     7.370        13,430     4.00       16,788      5.00
Risk-based capital:
Tier 1                          24,745    14.198         6,971     4.00       10,457      6.00
Total                           26,928    15.451        13,942     8.00       17,428     10.00

NOTE 19 -- RECAPITALIZATION OF SAVINGS ASSOCIATION
                INSURANCE FUND ("SAIF")

   On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF insured deposits, including approximately $83.0 million in "Oakar" and "Sasser" deposits held by the Bank, to recapitalize the SAIF and spread the obligations for payment of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. The FDIC special assessment being levied amount to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The Bank took a charge of $436,000 million before tax-effect, as a result of the special assessment. This legislation will eliminate the substantial disparity between the amount that BIF and SAIF member institutions had been paying for deposit insurance premiums.

   Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits compared to 6.4 basis points on SAIF insured deposits and will pay a pro-rata share of the FICO payment on the earlier of January 1, 2000, or the date upon which the last savings association ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999, provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

   Beginning January 1, 1997, SAIF assessment rates will range from zero to 27 basis points based upon an institution's regulatory risk classification and capital group. Based upon its current classification, the rate applicable to the Bank would be zero.

NOTE 20 -- ACQUISITION AND MERGER OF MANVILLE
                SAVINGS BANK, SLA

   Effective August 1, 1996, the Manville Savings Bank, SLA was merged with, and into, the Bank pursuant to a merger agreement. As part of the merger, 124,596 common shares of the Corporation were issued. Proceeds from the issuance of these shares totaled $2.0 million. The transaction was accounted for using the purchase method of accounting. Negative goodwill totaling $746,000 was recorded and will be accreted to income over a period of five years using the straight-line method. Net loans and deposits acquired totaled $11.9 million and $12.5 million, respectively. The acquisition had an immaterial impact on the Corporation's results of operations.

                                             RARITAN BANCORP INC. AND SUBSIDIARY

NOTE 21 -- RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 amends portions of SFAS No. 115, amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS No. 65, and supersedes SFAS No. 122. The statement provides consistent standards for distinguishing transfers of financial assets which are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The statement also defines accounting treatment for servicing assets and other retained interest in the assets that are transferred. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, except for certain provisions which were deferred until January 1, 1998 by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No.125," issued in December 1996, and is to be applied prospectively. The initial adoption of the statement is not expected to have a material effect on the Company's financial condition or results of operations.

NOTE 22 -- RARITAN BANCORP INC.(PARENT COMPANY ONLY)

   Raritan Bancorp Inc. operates a wholly-owned subsidiary, The Raritan Savings Bank. The earnings of the Bank are recognized by the Corporation using the equity method of accounting. Accordingly, earnings of the Bank are recorded as increases in the Corporation's investment and any dividends are recorded as dividend income from the Bank. For purposes of reporting cash flows, cash includes cash due from bank. Condensed financial statements of the Parent Company only follow:

                             Raritan Bancorp Inc.
                              Parent Company Only
                        CONDENSED FINANCIAL STATEMENTS


Condensed Balance Sheets

                                                         December 31,
                                                    -------------------
(In thousands)                                         1996        1995
-----------------------------------------------------------------------
Assets:
   Cash                                             $    14     $    44
   Investment in subsidiary Bank                     28,265      26,315
   Other assets                                           1           2
-----------------------------------------------------------------------
                                                    $28,280     $26,361
-----------------------------------------------------------------------
Liabilities and Shareholders' Equity:
   Accrued expenses                                 $    12     $    13
   Shareholders' equity                              28,268      26,348
-----------------------------------------------------------------------
                                                    $28,280     $26,361
-----------------------------------------------------------------------
Condensed Statements of Income

                                             Year ended December 31,
                                         ------------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Income:
   Dividend income                       $2,485      $1,480      $  700
Expenses                                     16          16          16
-----------------------------------------------------------------------
                                          2,469       1,464         684
Income tax benefit                           (5)         (5)         (5)
-----------------------------------------------------------------------
Income before equity in undistributed
   earnings of subsidiary                 2,474       1,469         689
Equity in undistributed
   earnings of subsidiary                   634       1,203       2,165
-----------------------------------------------------------------------
Net income                               $3,108      $2,672      $2,854
-----------------------------------------------------------------------
Condensed Statements of Cash Flows

                                             Year ended December 31,
                                        -------------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Cash Flows From Operating Activities:
Dividends received from the Bank         $2,485      $1,480      $  700
Expenses paid by cash                       (16)        (15)         (6)
Income taxes reimbursed by Bank               6           4           4
-----------------------------------------------------------------------
Net cash provided by
   operating activities                   2,475       1,469         698
-----------------------------------------------------------------------
Cash Flows From Investing Activities:
Additional investment
   in subsidiary                         (1,339)         --          --
-----------------------------------------------------------------------
Net cash used in investing activities    (1,339)         --          --
-----------------------------------------------------------------------
Cash Flows From Financing Activities:
Issuance of common stock                  2,027         150           2
Treasury stock acquired, at cost         (2,300)       (827)         --
Dividends paid                             (893)       (790)       (694)
-----------------------------------------------------------------------
Net cash used by financing activities    (1,166)     (1,467)       (692)
-----------------------------------------------------------------------
Net increase in cash                        (30)          2           6
Cash at beginning of year                    44          42          36
-----------------------------------------------------------------------
Cash at end of year                      $   14      $   44      $   42
-----------------------------------------------------------------------

   A reconciliation of net income to net cash provided by operating activities follows:

                                              Year ended December 31,
                                         ------------------------------
(In thousands)                             1996        1995        1994
-----------------------------------------------------------------------
Net income                               $3,108      $2,672      $2,854
Adjustments to reconcile net
   income to net cash provided
   by operating activities:
      Increase (decrease) in
        accrued expenses                     (1)         (1)          9
      Decrease in income
        taxes receivable                      2           1          --
      Equity in undistributed
        earnings of subsidiary             (634)     (1,203)     (2,165)
-----------------------------------------------------------------------
      Total adjustments                    (633)     (1,203)     (2,156)
-----------------------------------------------------------------------
Net cash provided by
   operating activities                  $2,475      $1,469      $  698
-----------------------------------------------------------------------

RARITAN BANCORP INC. AND SUBSIDIARY
INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Raritan Bancorp Inc.

   We have audited the consolidated balance sheets of Raritan Bancorp Inc. and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raritan Bancorp Inc. and subsidiary at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick LLP
Short Hills, New Jersey
January 21, 1997

                                             RARITAN BANCORP INC. AND SUBSIDIARY
                                              SUPPLEMENTAL FINANCIAL INFORMATION


Selected quarterly financial data for 1996 and 1995 follow:

                                                         1st Qtr           2nd Qtr         3rd Qtr            4th Qtr
---------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
1996
   Total interest income                                  $6,019            $6,062           $6,306            $6,544
   Net interest income                                     2,799             2,899            3,122             3,254
   Provision for loan losses                                  75                75              150               150
   Income before income tax expense                        1,181             1,270              962             1,508
   Net income                                                743               804              613               948
   Net income per share (primary)                           0.46              0.52             0.37              0.57
   Net income per share (fully diluted)                     0.46              0.52             0.37              0.57

1995
   Total interest income                                  $5,678            $5,812           $5,928            $6,038
   Net interest income                                     2,671             2,523            2,585             2,670
   Provision for loan losses                                  75                75               75                75
   Income before income tax expense                        1,040               954            1,088             1,132
   Net income                                                653               607              677               735
   Net income per share (primary)                           0.40              0.37             0.41              0.45
   Net income per share (fully diluted)                     0.40              0.37             0.41              0.45

RARITAN BANCORP INC. AND SUBSIDIARY
DIRECTORS AND OFFICERS

Board of Directors

William T. Anderson, M.D.
Physician

William W. Crouse
Vice Chairman and General Partner
HealthCare Investment Corporation

Peter S. Johnson
Partner, Gillen & Johnson, PA

William T. Kelleher, Jr.
Sr. Partner, Kelleher and Moore
Attorneys-at-Law

Arlyn D. Rus
Chairman, President and Chief Executive Officer
Raritan Bancorp Inc.

Thomas F. Tansey
Executive Vice President, Chief Operating Officer and Treasurer
Raritan Bancorp Inc.

----------------------------------------------------------------

Richard E. Fischer
Director Emeritus

William T. Kelleher
Director Emeritus

Anthony J. Santora
Director Emeritus

Officers of the Holding Company

Arlyn D. Rus
Chairman, President and Chief Executive Officer

Thomas F. Tansey
Executive Vice President, Chief Operating Officer and Treasurer

John J. Lukens
Senior Vice President

Lucille H. Daniel
Vice President and Secretary


Manville Advisory Board

Louis Fries
Retired

Peter S. Johnson
Partner, Gillen & Johnson, PA

Ned Licitra
Building Contractor

Lowell E. Reinhardt
Vice President and Compliance Officer
The Raritan Savings Bank

Leonard Scharffenberger
President, Alloy Welding, Inc.


Officers of the Bank

Arlyn D. Rus
President and Chief Executive Officer

Thomas F. Tansey
Executive Vice President, Chief Operating Officer and Treasurer

John J. Lukens
Senior Vice President and Senior Lending Officer

Lucille H. Daniel
Administrative Vice President, Secretary and Certifying Officer

James T. Condo
Vice President -- Lending and Certifying Officer

Judith A. Flanagan
Vice President, Security Officer and Bank Secrecy Act Officer

Helen J. Frangelli
Vice President and Assistant Secretary

Duane W. Mittan
Auditor

Barbara A. Perry
Vice President -- Human Resources

Bruce H. Poniatowski
Vice President and Controller

Lowell E. Reinhardt
Vice President and Compliance Officer

James J. Robinson
Vice President -- Business Development

Jay R. Yarnell
Vice President -- Business Development

Richard Leu
Assistant Vice President -- Business Development

Kathleen A. Long
Assistant Vice President -- Data Processing

Concetta Staropoli
Assistant Vice President and Assistant Secretary

Cathy L. Studer
Assistant Vice President and Assistant Controller

Edward J. Sweeney
Assistant Vice President

Kathleen M. Viola
Assistant Vice President -- Branch Coordinator

Helen Dagiantis
Assistant Secretary -- Branch Manager, Somerville

Dawn M. Forehand
Assistant Secretary -- Branch Manager, Manville

Johanna J. Grasing
Assistant Secretary -- Branch Manager Martinsville

Phyllis K. Miller
Assistant Secretary -- Branch Manager, Raritan

Cynthia A. O'Keefe
Assistant Secretary -- Branch Manager, Whitehouse Station

Robert M. Redmond
Assistant Secretary -- Branch Manager, Warren

General Counsel
Kelleher and Moore

Special Counsel
Luse Lehman Gorman Pomerenk and Schick, P.C.

                                             RARITAN BANCORP INC. AND SUBSIDIARY
                                                         SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting is scheduled for 10:00 a.m., Wednesday, April 23, 1997 at the Raritan Valley Country Club, State Highway No. 28, Somerville, New Jersey.

Stock Listing
The common stock is traded over-the-counter on the NASDAQ National Market System under the ticker symbol RARB. Stock price quotations can be found in The Wall Street Journal and local daily newspapers. At March 10, 1997, the closing price of the common stock was $24.375 bid and $25.125 asked.

Inquiries
Thomas F. Tansey
Executive Vice President
Raritan Bancorp Inc.
9 West Somerset Street
P.O. Box 129
Raritan, New Jersey 08869
(908) 725-0080

The Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request.

Auditors
KPMG Peat Marwick LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Transfer Agent and Registrar
First City Transfer Company
111 Wood Avenue South
Suite 206
Iselin, NJ 08830

Number of Shares Outstanding and Shareholders
At March 10, 1997, Raritan Bancorp Inc. had 1,524,084 shares of $.01 par value common stock outstanding, owned by approximately 550 shareholders of record, including brokerage firms, banks and registered clearing agents acting as nominees for an indeterminate number of beneficial owners.

Price Range of Common Stock

                                                        Dividend
Quarter Ending                 High           Low           Paid
----------------------------------------------------------------
December 31, 1996            $23.50        $21.25          $0.15
September 30, 1996            22.00         20.25           0.15
June 30, 1996                 22.00         20.75           0.15
March 31, 1996                22.25         21.00           0.15
December 31, 1995             22.50         21.50           0.13
September 30, 1995            22.50         21.00           0.13
June 30, 1995                 22.25         20.75           0.13
March 31, 1995                21.75         17.00           0.13

SELECTED RETAIL BANKING
SERVICES AVAILABLE:

 . Personal/NOW/Business Checking
 . Passbook/Statement Savings
 . Money Market Accounts
 . Certificates of Deposits
 . Retirement Savings

SELECTED LOAN SERVICES AVAILABLE:

 . First Residential Mortgage Loans
 . Home Equity Loans
 . Construction Loans
 . Small Business Loans
 . Personal and Auto Loans

Corporate Offices:
9 West Somerset Street
Raritan, New Jersey 08869
(908) 725-0080

Lending Office:
28 West Somerset Street
Raritan, New Jersey 08869
(908) 725-6677

Banking Offices:
9 West Somerset Street
Raritan, New Jersey 08869
(908) 725-0080

339 South Main Street
Manville, New Jersey 08835
(908) 722-2776

1921 Washington Valley Road
Martinsville, New Jersey 08836
(908) 469-5300

151 Adamsville Road
Somerville, New Jersey 08876
(908) 231-0766

51 Mountain Boulevard
Warren, New Jersey 07059
(908) 769-1880

Whitehouse Mall
Routes 22 East and 523
Whitehouse Station, New Jersey 08889
(908) 534-5664






Raritan Bancorp Inc.
(Holding company for The Raritan Savings Bank)
The subsidiary bank is a member of the FDIC.

[RECYCLING LOGO APPEARS HERE] Printed on Recycled Paper.